UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB




                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                   CBCOM, INC.
                 -----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)



                 DELAWARE                                  95-4635025
     -------------------------------                  ----------------------
     (State or other jurisdiction of                    (I.R.S. Employer
      Incorporation or organization)                  Identification Number)


     16830 Ventura Boulevard, Suite 211, Encino, California          91436
  --------------------------------------------------------------  ------------
            (Address of Principal Executive Offices)               (Zip Code)


                                 (818) 461-0800
                                ----------------
                                Telephone Number


      Securities to be registered under Section 12(b) of the Exchange Act:

                                      None.

      Securities to be registered under Section 12(g) of the Exchange Act:

                         Common Stock, $0.001 par value
                         ------------------------------
                                (Title of class)

                                TABLE OF CONTENTS



Part I....................................................................3
   Item 1. Description of Business........................................3
   Item 2. Management's Discussion and Analysis..........................12
   Item 3. Description of Property.......................................18
   Item 4. Security Ownership of Certain Beneficial Owners
           and Management................................................19
   Item 5. Directors, Executive Officers, Promoters and
           Control Persons...............................................21
   Item 6. Executive Compensation........................................21
   Item 7. Certain Relationships and Related Transactions................24
   Item 8. Description of Securities.....................................24
Part II..................................................................26
   Item 1. Market Price of and Dividends on the Registrant's
           Common Equity and Other Shareholder Matters...................26
   Item 2. Legal Proceedings.............................................26
   Item 3. Changes in and Disagreements With Accountants.................26
   Item 4. Recent Sales of Unregistered Securities.......................26
   Item 5. Indemnification of Directors and Officers.....................32
Part F/S.................................................................33
   Financial Statements..................................................33
Part III.................................................................63
   Item 1. Index to Exhibits.............................................63
Signatures...............................................................64

                                     PART I

Item 1. Description of Business

Overview

         CBCom, Inc. is a development stage company incorporated in Delaware in April, 1997. CBCom was formed to develop telecommunications projects and Internet-related information services in the People's Republic of China. CBCom establishes joint venture partnerships with Chinese companies having data networking technologies or customer bases to which CBCom will contribute United States technology and management resources. As of November 30, 2000 CBCom has 16 employees, of which six are located in the United States and ten are located in Beijing.

         In August, 1997, CBCom acquired selected assets of Beijing CBCom Telecommunications and Consulting Co., Ltd., a Chinese private company owned by Gordon Gao, currently a 2.4% shareholder and director of CBCom. Beijing CBCom Telecommunications and Consulting Co., Ltd. was developing a Chinese character special purpose pager designed to download stock quotations.

         In October, 1997 CBCom and Beijing Great Wall Century Communications Technology Company, Ltd., an established paging company in China established a Sino-U.S. equity joint venture company called GCC CBCom (Tianjin) Communications Company, Ltd. to build a nationwide paging network. The joint venture has not commenced business, the business license has lapsed and CBCom may not be able to reactivate GCC CBCom.

         On January 31, 1999, the Company entered into a Memorandum of Understanding "Memorandum") with Shanghai Stock Exchange Communications Co. Ltd. and Shanghai Xingtong Telecommunication Science and Technology Co. Ltd. ("SXTST) to develop a financial data network in China through setting up an equity joint venture invested by these three parties. The main strategy is to make full usage of the existing capacity of VSAT satellite communication infrastructure owned by Shanghai Stock Exchange throughout China. The total capital required in that joint venture is currently estimated to be US$3,000,000. The Company will contribute 70% of that amount; SSEC, 20%; and SXTST, 10%. The joint venture has not yet been established as of November 30, 2000.

         Using strategic partnerships in China, combined with acquisitions, CBCom will become both an Internet Service Provider (ISP) and Internet Content Provider (ICP), serving China's huge and exponentially growing market of new and existing Internet users. By entering this market now, CBCom will enjoy an early lead into China's young and rapidly growing market of Internet users.

         From August, 1997 to the present, CBCom has maintained a representative office in Beijing called CBCom China for the purpose of oversight of its China projects. From January, 1998 to March, 1999 CBCom had a representative office in Shanghai for the purpose of developing its business relationship with Shanghai Stock Exchange Communications Co. Ltd.

         On September 24, 1999 CBCom entered into a merger agreement with Abbacy Corporation, a public reporting company, to acquire 100% of its equity in exchange for 250,000 shares of common stock of CBCom. On October 8, 1999, the

Board of Directors and the majority shareholders of the constituent corporations approved the merger. The merger was effected on October 18, 1999 with the filing of the Certificate of Merger with the State of Delaware.

Internet Market

         From its beginning of only 1700 users in 19931, the Internet market in China has seen unprecedented growth. China's Internet population tripled in 19982, and quadrupled in the last year from 2.1 million in January of 19993 (3), to its last reported level of 8.9 million in January of 2000(4). This trend is expected to continue. China's Internet industry is nonetheless still in its infancy and a majority of China's ISPs and ICPs are struggling, and in need of outside help to grow or even just to remain solvent. This presents a window of opportunity to capitalize on one of the largest and fastest growing markets in the world. CBCom can combine its understanding of the special needs and culture of China along with knowledge and lessons learned from the successful American ISP and ICP markets.

         E-Commerce has not yet become a mainstream business in China, as credit cards are essentially non-existent, and its parcel delivery services are inadequate. ICP businesses offering free information and services financed solely by web site "banner ads" are not yet profitable. The most secure Internet revenues are those paid to the Internet Service Providers, as anyone wishing to access the Internet must pay access fees. There is a large profit potential for ISPs both now and in the foreseeable future.

         Entering this business is attractive, as start-up costs are relatively low. This has resulted in a large number of small, unsuccessful ISPs and ICPs, that are under capitalized. The typical smaller ISP is unable to support its overhead, even less capable of proper marketing, and is thus unable to increase its subscribers enough to generate a profit.

         CBCom plans an aggressive series of mergers, acquisitions, and service expansions. CBCom will offer convenient accessibility through local access numbers nationwide, fast access speeds, high quality customer support, and user-friendly services, all of which are currently lacking in China but are taken for granted in America. Internet Content will include unique and targeted applications on its various web sites thereby drawing an ever-increasing customer base to its ISP business, as well as generating revenue by charging fees for specialized information and service web sites. requirements of a very small ISP are essentially the same as that of a very large ISP and the cost to maintain operations are virtually fixed. Therefore the single most important component of profitability is a high number of subscribers. By acquiring existing businesses, CBCom will immediately benefit from achieving economies of scale.

----------------
1 "Asia-Pacific  Internet & Interactive Services," The Strategies Group, January
   1997.
2 "China's Internet Population Tripled  in 1998," The Industry Standard, January
   1999.
3 "Semi-Annual  Report  on  the  Internet,"  China  Internet Network Information
   Center, July 1999.
4 "Kathlene Ohlson, "China Internet  Market on the Rise," The Industry Standard,
   September 1998

Acquisitions and Consolidation

         In order to quickly reach a profitable number of subscribers, CBCom plans to acquire a number of smaller ISPs and by using current technology, combine the existing customers into a single ISP.

         All existing ISP companies, regardless of size, require a minimum infrastructure to provide customer access to the Internet. The single smaller ISPs lack sufficient equipment to provide service beyond their local area. With each acquisition, CBCom will acquire local telephone numbers and lines, computers and connectivity equipment that is already operating throughout different cities in China.

Memorandum of Understanding

         CBCom has entered into a Memorandum of Understanding with Shanghai Stock Exchange Communication Co., Ltd. ("SSECC") and Shanghai Xingtong Telecommunications Science & Technology Co., Ltd. to form a Sino-foreign joint venture to develop a financial data network in China called "China Financial Network" or "CFN". SSECC is a subsidiary of the Shanghai Stock Exchange formed as a joint venture between Shanghai Stock Exchange and Shanghai Stock Central Clearing Company. The memorandum contemplates that SSECC will provide access to its existing satellite communication system as well as licenses, permissions and rights to use the logo, name and promotional information of the Shanghai Stock Exchange. Shanghai Xingtong Telecommunications will participate in network design and management to ensure efficient utilization of the satellite network and will provide technical assistance. CBCom will provide the resources to collect and compile global financial information, United States technology, management resources and capital.

         The Memorandum of Understanding anticipates the project planned in two phases. Phase I is to market and distribute financial information in Chinese provided by the Shanghai Stock Exchange over a network to various terminals throughout China, exclusively targeting Chinese stockbrokers, financial institutions and corporate users. The financial information provided will include prices for commodities and futures, precious metals, Asian and global equities and foreign currencies, global market indexes and real time international news and commentary. The information provided will differ from information provided by competitors in that it will be entirely in Chinese at a lower rate. Phase II is to market to individual consumers real-time financial data, news and on-line investment trading bundled as a single service, developing into the equivalent of a commercial Internet Service Provider.

         The parties to the memorandum must enter into a joint venture by June 30, 2001, and thereafter obtain the required approvals from the Chinese government or may lose the exclusive right to the use of the SSECC satellite communication system. CBCom has advanced $250,000 in start-up expenses which was expensed during 1998 and which could be credited toward its capital contribution to the joint venture company when the joint venture is completed. If the joint venture has not been set up, and exclusive licenses to use the satellite communication network owned by Shanghai Stock Exchange and use the logo and name of Shanghai Stock Exchange have not been obtained, the issuance of promotional stock to Sinoway, Ltd. could be cancelled.

Shanghai Stock Exchange Communication Co., Ltd.

         SSECC is in charge of the satellite system utilized by the Shanghai Stock Exchange to distribute real time data to its members. Shanghai Stock Exchange is a leading stock exchange in China with 560 member brokerage companies aggregating 2,700 brokerage offices, 20,000 stockbrokers and 33 non-member regional security exchange centers throughout China.

Shanghai Xingtong Telecommunications Science & Technology Co.

         Shanghai Xingtong Telecommunications is a subsidiary of the China Broadcast Satellite Communication company and can utilize its satellite resources and operating license to provide specialized satellite communication services. Shanghai Xingtong Telecommunications provides assistance to numerous Chinese and other foreign companies in building telecommunications networks.

Satellite Network

         The satellite network is used to transmit daily stock data and information to selected brokerage firms and consists of three transponders (relays) with satellite Asia-1 which are exclusively leased by the Shanghai Stock Exchange for use by it 24 hours per day. The Shanghai Stock Exchange utilizes the satellite network approximately 4 to 5 hours per day during market hours to broadcast real-time financial information. Even during this high use period, the transponders are utilizing only a fraction of their 26 megabit bandwidth capacity. CBCom estimates that approximately only 20% to 30% of the satellite network system capability is utilized with additional usage limited to possible transactional growth. CBCom anticipates that it will be able to broadcast on the unused network during off hours and on the unused bandwidths during high usage times.

Competition

         Presently, there are four Chinese government-affiliated Internet service providers that control direct access to the World Wide Web in China and approximately 100 small independent Internet Service Providers that are not linked directly to the World Wide Web. There are several major ISPs which may pose direct competition to the anticipated business of the joint venture including Prodigy, Inc., a joint venture including the Shanghai Municipal Commission of Foreign Relations and Trade and China Internet Corporation, which was created in 1995 and has been responsible for the creation of the China Wide Web, an on-line business information and communications system which spans China. There are four primary financial information vendors servicing the Chinese market:
Reuters, Telerate (Dow Jones), Hong Kong Data, and Xinhua.


RISK FACTORS

CBCom is currently operating at a loss.

         Revenues from CBCom's sales to date have not been sufficient to cover the costs of such operations and CBCom has borrowed funds to maintain its operations. Its ability to develop operations is dependent upon its ability to generate sales of its paging units or to develop the proposed China Financial Network.

CBCom commenced operations in 1997 and has a limited operating history.

         CBCom commenced operations in 1997 and has only a limited history of operations which to date have not been profitable. Its operations are subject to the risks and competition inherent in the establishment of a relatively new business enterprise. There can be no assurance that future operations will be profitable. Revenues and profits, if any, will depend upon various factors, including market acceptance of its concepts, market awareness, reliability and acceptance of the Internet, dependability of its distribution network, and general economic conditions. There is no assurance that CBCom will achieve its expansion goals and the failure to achieve such goals would have an adverse impact on it.

Need for additional capital.

         CBCom needs additional capital in order to implement its business plan, to continue its operations and pay outstanding liabilities. CBCom anticipates that it will seek to raise additional capital through the sale of its equity or debt securities or through borrowings from commercial lending institutions. CBCom has no commitments from any financial sources for such funding and there is no assurance that CBCom will be able to locate any such funding. The inability of CBCom to raise additional capital could result in its inability of continue its operations.

Prior joint venture did not succeed.

         CBCom entered into an earlier joint venture for the development of its paging network. CBCom was unable to provide the capital required to fund the joint venture and the term of the joint venture expired without development. There is no assurance that CBCom will be able to provide the funding necessary in the proposed joint venture with SSECC. If it is unable to provide such capital, the proposed business plan of the joint venture would not be able to continue.

Enforceability of certain civil liabilities.

         Certain of CBCom's officers and directors reside outside the United States. Many of the assets of these persons are, and CBCom anticipates that a substantial portion of the assets that may developed or acquired by it will be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against CBCom's assets or against such personal judgments obtained in United States courts predicated upon the liability provisions, and most particularly the civil liability provisions, of the United States securities laws or state corporation or other law.

Investment in Chinese countries expose risk associated with foreign laws and regulations.

         The Company anticipates that it will initially focus its development efforts on telecommunication projects and opportunities located in China and the Far East. Because of government controls and lack of established information systems, information regarding projects in which the Company may participate located in China and the Far East will be difficult for United States investors to obtain and investors will be unable to track the progress of the Company. In addition, if the Company begins operations in China or the Far East it will be subject to the risks incident to the ownership and operation of businesses therein. These risks include, among others, the risks of internal political or civil unrest, war, or government restrictions. These risks are dynamic and difficult to quantify. The Company will be subject to the risks normally associated with changes in general national economic conditions or local market conditions, competition, patronage, changes in market rates, and the need to periodically upgrade and replace equipment to maintain desirability, and to pay the costs thereof. Although many of the governments of the countries of the Far East have liberalized policies on international trade, foreign ownership and development, investment, and currency repatriation, increasing both international trade and investment accordingly, such policies might change unexpectedly. The Company will be affected by the rules and regulations regarding foreign ownership of real and personal property, including telecommunication switching stations, land lines and other property. Such rules may change quickly and dramatically which may have an adverse impact on ownership and may result in a loss without recourse of property or assets of the Company. Hong Kong is in a period of transition from British control over it to control by China. It is uncertain what changes may result from such transition with regard to business, foreign property ownership, restrictions on development, taxes or other factors.

Exposure to Chinese government regulation and a different culture in China.

         Because the operations of the Company are expected to be based to a substantial extent in China, the Company will be subject to the rules and restrictions governing China's legal and economic system as well as general economic and political conditions in that country. These include the following:

         Political and Economic Matters. Under its current leadership, the government of the People's Republic of China ("PRC") has been pursuing economic reform policies, which include the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the Chinese government will continue to pursue such policies, or that such policies will be successful if pursued. Changes in policies made by the Chinese government may result in new laws, regulations, or the interpretation thereof, confiscatory taxation, restrictions on imports, currency devaluations or the expropriation of private enterprise which may, in turn, adversely affect the Company. Furthermore, business operations in China can become subject to the risk of nationalization, which could result in the total loss of ownership and control of any assets or operations that may be developed by the Company in China. Also, economic development may be limited by the imposition of austerity measures intended to reduce inflation, the inadequate development of an infrastructure, and the potential unavailability of adequate power and water, transportation, communication networks, raw materials and parts.

         Legal System. The PRC's legal system is a civil law system based on written statutes. Unlike the common law system in the United States, decided legal cases in the PRC have little value as precedents. Furthermore, the PRC does not have a well-developed body of laws governing foreign enterprises. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published, statements regarding these evolving policies have been conflicting, and any such policies, as administered, are likely to be subject to broad interpretation and modification, perhaps on a case-by-case basis. As the legal system in the PRC develops with respect to such new forms of enterprise, foreign investors may be adversely affected by new laws, changes in existing laws (or interpretation thereof) and the preemption of provincial or local laws by national laws. The Company's operations in China, if any are developed (of which there can be no assurance) will be subject to administrative review and approval by various national and local agencies of the PRC government. Management intends that the Company's operations will comply with applicable administrative requirements; however, there is no assurance that the Company will be able to timely obtain the necessary administrative approvals for any projects that it determines to develop.

         Foreign Currency Exchange. The Renminbi ("Rmb"), the currency of China, is not a freely convertible currency. Both conversion of Rmb into foreign currencies and the remittance of Rmb abroad are subject to the PRC government approval. The Company intends to develop telecommunication systems in the Far East including China and anticipates that initially it may earn revenues, if any, and incur costs, in Rmb.

         Prior to January 1, 1994, Rmb earned within China were not freely convertible into foreign currencies except with government permission, at rates determined at swap centers, where the exchange rates often differed substantially from the official rates quoted by the People's Bank of China. On January 1, 1994, the People's Bank of China introduced a managed floating exchange rate system based on the market supply and demand and proposed to establish a unified foreign exchange inter-bank market among designated banks. In place of the official rate and the swap center rate, the People's Bank of China publishes a daily exchange rate for Rmb based on the previous day's dealings in the inter-bank market. It is expected that swap centers will be phased out. However, the unification of exchange rates does not imply full convertibility of Rmb into United States dollars or other foreign currencies. Payment for imported materials and remittance of earnings outside of China are subject to the availability of foreign currency which is dependent on the foreign currency-denominated earnings of the entity or allocated to the Company by the government at official exchange rates.

         Approval for exchange at the exchange center is granted to enterprises in China for valid reasons such as purchases of imported goods and remittance of earnings. While conversion of Rmb into dollars or other foreign currencies can generally be effected at the exchange center, there is no guarantee that it can be effected at all times. There is still uncertainty as to how foreign enterprises will be treated under this new system or whether the system will be changed again in the future. In the event of shortages of foreign currency, the Company may be unable to convert sufficient Renminbi into foreign currency to enable it to comply with foreign currency payment obligations it may have.

         PRC Regulation of the Telecommunications Industry. The Ministry of Posts and Telecommunications (the "MPT") regulates the telecommunications industry in China. The MPT directly or indirectly regulates entry into the telecommunications industry, scope of permissible business, interconnection and transmission line arrangements, technology and equipment standards, and other aspects of the Chinese telecommunications industry. Such regulation may limit the Company's flexibility to respond to certain development opportunities. In addition, changes in the regulations or policies governing such regulatory framework could have an adverse effect on the Company. The Company may have to obtain certain licenses, if required, from the MPT in order to commence its proposed business. There is no assurance that it will be able to obtain such licenses, or if obtained, that they will not be untimely revoked or suspended. The rates that the Company will be permitted to charge for telecommunications services, if any are developed, are subject to regulation by the State Planning Commission, the MPT, and relevant Provincial Price Bureaus. Once authorized by such regulatory agencies, there can be no assurance that changes in the tariffs and rates would not have a material adverse effect on any Company business and results of operations, if any had been developed. Management and affiliates own enough shares to control shareholder vote. CBCom's executive officers and directors beneficially own approximately19.1% of the outstanding common stock of CBCom. These officers and directors do not have controlling interest over matters requiring shareholder approval. Over 6,500,000 shares of the outstanding common stock of CBCom is owned by companies or individuals with familial relationships to the officers and directors of CBCom, over which such officers and directors claim no beneficial ownership or voting control. However, taken together the shares owned by the executive officers and directors and those individuals or entities with familial relationships have controlling interest over matters requiring stockholder approval, including the election of directors and the approval of material corporate matters such as change of control transactions. The effects of such control could be to delay or prevent any attempt to change control of CBCom instigated by shareholder action without management support.

Issuance of future shares may dilute investors share value.

         The Certificate of Incorporation as amended of CBCom authorizes the issuance of 80,000,000 shares of common stock and 20,000,000 shares of preferred stock. The future issuance of all or part of the remaining authorized common stock may result in substantial dilution in the percentage of the Company's common stock held by the its then existing shareholders. Moreover, any common stock issued in the future may be valued on an arbitrary basis by CBCom. The issuance of the Company's shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by investors, and might have an adverse effect on any trading market, should a trading market develop for the Company's common stock.

The possibility of CBCom issuing preferred stock with certain preferences may depress market price of the common stock.

         CBCom has 20,000,000 shares of non-designated preferred stock authorized which it may issue from time to time by action of the Board of Directors. The Board of Directors may designate series or classes of preferred shares without shareholder consent which designations may give the holders of the preferred stock voting control and other preferred rights such as to liquidation and dividends. The authority of the Board of Directors to issue such stock without shareholder consent may have a depressive effect on the market price of CBCom's common stock even prior to any such designation or issuance of the preferred stock.

The possibility of issuing preferred stock for anti-takeover effect could prevent takeovers favored by shareholders.

         The Board of Directors has the authority, without further approval of stockholders, to issue preferred stock, having such rights, preferences and privileges as the Board of Directors may determine. Any such issuance of shares of preferred stock, under certain circumstances, could have the effect of delaying or preventing a change in control of CBCom or other take-over attempt and could adversely materially affect the rights of holders of shares of the common stock.

Officers and directors have limited liability and have indemnity rights.

         The Certificate of Incorporation and By-Laws of CBCom provide that CBCom indemnify its officers and directors against losses sustained or liabilities incurred which arise from any transaction in such officer's or director's respective managerial capacity unless such officer or director violates a duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend, or derived an improper benefit from the transaction. The Company's Certificate of Incorporation and By-Laws also provide for the indemnification by it of its officers and directors against any losses or liabilities incurred as a result of the manner in which such officers and directors operate the Company's business or conduct its internal affairs, provided that in connection with these activities they act in good faith and in a manner which they reasonably believe to be in, or not opposed to, the best interests of the Company and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations.

Penny Stock Regulation

         Upon commencement of trading in the Company's stock, if a market is developed and if the Company is accepted for trading on the OTC Bulletin Board (of which there can be no assurance) the Company's common stock may be deemed a penny stock. Penny stocks generally are equity securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the Nasdaq Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The Company's securities may be subject to "penny stock rules" that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the "penny stock rules" require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock rules" may restrict the ability of broker-dealers to sell the Company's securities. The foregoing required penny stock restrictions will not apply to the Company's securities if such securities maintain a market price of $5.00 or greater. There can be no assurance that the price of the Company's securities will reach or maintain such a level.


Item 2. Management's Discussion and Analysis

         The following selected financial data is as of and for the years ended December 31, 1999 and 1998, and for the nine month periods ended September 30, 2000 and 1999.

                                    ------------------------------------------------------
                                    December 31,    December 31,     Sept  30,    Sept 30,
                                            1999            1998          2000        1999
                                    ------------    ------------   -----------  ----------
Statements of Operations Data:          (in thousands, except per share data)
Net sales ........................      $      -        $      -     $       -           -
Cost of sales ....................
                                         -------        --------     ---------  ----------
Gross profit .....................             -               -             -           -
Operating expenses:
  General and administrative .....         1,772           3,001         1,426       1,509

  Merger Expense..................           400                                       150
                                        --------        --------     ---------  ----------
    Total operating expenses .....         2,172           3,001         1,426       1,659
                                        --------        --------     ---------  ----------
Income (loss) from operations ....        (2,172)         (3,001)       (1,426)     (1,659)
Interest expense, net ............           106              14            85          72
Other (income) expense, net ......           (11)            (17)            -         (11)
                                        --------        --------     ---------  ----------
Income (loss) before income taxes.        (2,267)         (3,033)       (1,511)     (1,720)
Provision (benefit) for income taxes           1               1                         1
                                        --------        --------     ---------  ----------
Net income (loss) ................       $(2,268)        $(3,034)    $  (1,511)    (1,721)
                                        ========        ========     =========  ==========
Net income (loss) per common share:
  Basic ..........................      $  (0.15)        $ (0.30)    $   (0.09)   $  (0.11)
                                        ========        ========     =========  ==========
  Diluted ........................      $  (0.15)        $ (0.30)    $   (0.09)   $  (0.11)
                                        ========        ========     =========  ==========
Common shares used in computing per share amounts:
  Basic ..........................    15,568,879      10,049,226    17,213,982  15,425,353
                                      ==========      ==========    ==========  ==========
  Diluted ........................    15,568,879      10,049,226    17,213,982  15,425,353
                                      ==========      ==========    ==========  ==========

                                    December 31,    December 31,  September 30,
                                           1999            1998            2000
                                    ------------    ------------   -------------

Balance Sheet Data:                 (in thousands)
Cash and cash equivalents ........         $  32         $   240       $      9
Total assets .....................           473             733            338
Total liabilities ................         1,586           1,111          2,436
Total stockholders' equity .......        (1,113)           (378)        (2,098)


Overview

         CBCom, Inc. ("the Company") was incorporated under the laws of the State of Delaware on April 23, 1997 and is registered to do business as a foreign corporation in the State of California. The strategic mission of the Company is to participate in the development of telecommunication, internet, and information service businesses in the People's Republic of China. The Company will seek to acquire existing Internet Service Providers (ISP)and web based content providers (ICP) and operate through a series of sino-foreign joint venture companies. The Company previously established a joint venture in order to operate in the pager network business in China; however, this venture was closed due to the inability at that time to raise sufficient capital. The Company incurred consecutive losses in 1997, 1998, 1999 and 2000.

         The following table summarizes certain key financial information:

--------------------------------------------------------------------------------
                                         Change                Change
                               1999       from       1998      from       1997
                              ($000s)  prior year   ($000s)  prior year  ($000s)
--------------------------------------------------------------------------------
 Net Sales                   $   -                 $   -                $   -
--------------------------------------------------------------------------------
 Gross Profit                $   -                 $   -                $   -
--------------------------------------------------------------------------------
 General and Administrative
   Expenses                  $ 1,772      (41%)    $ 3,002      62%     $ 1,847
--------------------------------------------------------------------------------
 Merger Expenses            $    400               $                    $
--------------------------------------------------------------------------------
Interest Expense,Net        $    107               $   15               $     1
Other (Income), Net         $    (11)              $   17
-------------------------------------------------------------------------------
 Provision (Benefit) for
   Income Taxes             $      1               $    1               $     1
-------------------------------------------------------------------------------

Results of Operations

Fiscal Years Ended December 31, 1999 and December 31, 1998

         The Company has been in the development stage since its inception in April, 1997. To date, there have been no revenues generated from any of the operations of the Company. General and administrative expenses consist principally of business development expenses in China, and salaries and other overhead expenses in the United States, as well as legal and other professional services. General and administrative expenses decreased by 41% to $1.8 million in 1999 from $3.0 million in 1998.

         The decrease in general and administrative expenses in 1999 resulted primarily from the fact that much of the Company's business development expenses were written off during 1998. The Company has written off all of the expenses of CBCom China, its representative office in Beijing. The Company wrote off $280,500 in 1998 and $180,000 in 1999 of funds advanced to CBCom China and recorded as part of G&A expense. CBCom wrote off all of the assets obtained from Beijing CBCom Telecommunications and Consulting Company Ltd. in 1988 totaling $187,500.

         CBCom China has been active in securing potential joint venture projects and in the technical development of the Microtron pager. The balance of the Microtron pager inventory and development expenses amounting to $143,491 were written off in 1999 as these costs may not have any economic value until there are current sales.

         In October, 1997 CBCom, Inc. and Beijing Great Wall Century communications Technology Company, Ltd., an established paging company in China, established a Sino-U.S. equity joint venture company called GCC CBCom (Tianjin) Communications Company, Ltd. to build a nationwide paging network. CBCom advanced $107,500 to the joint venture for organization costs and start-up costs. The joint venture has not commenced operations and CBCom has expensed the $107,500 during 1998 and will decide at a later date whether to reactivate GCC CBCOM (Tianjin).

         The Company signed a Memorandum of Understanding with Shanghai Stock Exchange Communication Co., a subsidiary of the Shanghai Stock Exchange on January 31, 1999. The purpose of the Memorandum of Understanding is to establish a Sino-U.S. equity joint venture company to distribute real time stock and financial data in China using the satellite communications system owned by Shanghai Stock Exchange Communications Co. The Company advanced $250,000 in start-up costs expensed mainly during 1998 which expenses could be credited toward its capital contribution to the joint venture company when the joint venture is completed. In 1998, the Company issued 1,250,000 shares of common stock valued at $0.50 per share to Sinoway Limited for its services to obtain an exclusive license to use SSEC's VSAT satellite system. The Company recognized a non-cash promotional expense for the Contract of $623,750 during 1998.

         The largest operating expense has been management salaries; however, much of the management compensation has been paid by issuance of common stock. The Company issued a total of 875,000 shares of common stock to its CEO, CFO and Chief Engineer as a signing bonus and recognized a non-cash compensation expense of $436,625 in 1998. A number of the founding shareholders and directors received no cash compensation from the inception of the company through the end of 1998. The Company issued 1,120,000 shares of common stock in December, 1998 and recognized $560,000 non-cash compensation expense. At December 31, 1999 the company has salaries payable of $557,250, most of which will be converted into common stock at a conversion price of $1.00 per share, the current fair market value.

         In addition to management salaries, the most significant overhead expenses of the Company have been legal expenses and merger expenses. The Company undertook a merger with ComVu Corporation, a dormant public shell company during 1998 and decided to terminate that merger when the OTC Bulletin Board (OTCBB) eligibility requirements were changed in January of 1999. The Company undertook and completed a merger with ABBACY Corporation, a public shell company in October of 1999. The Company recognized $100,000 of legal fees in connection with the merger and $250,000 related to the issuance to the shareholders of Abbacy Corporation of 250,000 shares of CBCom, Inc. common stock valued at $1.00 per share.

Financial Condition at September 30, 2000

         The Company had an accumulated deficit of $8,662,480 as of September 30, 2000. Since its inception in 1997, the Company has suffered consecutive losses in the fiscal years ended December 31, 1997, 1998, 1999 and 2000. The Company had $8,594 cash on hand at September 30, 2000.


Results of Operations

The Nine Months Ended September 30, 2000 Compared to The Nine Months Ended September 30, 1999

         The general and administrative expense results of operations for the nine months ending September 30, 2000 was $1,426,037 compared to $1,508,775 for the nine months ending September 30, 1999. The components of the September 30, 2000 general and administrative expenses included $414,900 of compensation expense (of which $337,500 was accrued), $90,460 of rental expense for both the Beijing and California offices, $645, 782 in one time compensation expense relating to the settlement for the former CEO, and $101,946 in legal and accounting fees. The decrease of $82,738 represents the increase in year 2000 of $370,682 in compensation expense offset by write-offs in 1999 of $220,000 in advances to CBCom China and $143, 492 of unrecoverable pager development and inventory expense plus the decrease of $87, 543 in legal expenses.

         The Company undertook and completed a merger with ABBACY Corporation, a public shell company in October, 1999. The Company recognized $100,000 of legal fees in connection with the merger in September, 1999. On August 26, 1999, the Company conducted a Regulation D, Rule 506 offering to issue 50,000 shares of common stock at par value of $0.001 per share to 300 shareholders in order to satisfy its goal to be listed on the NASDAQ OTC Bulletin Board and recognized a merger transaction expense of $49,950. The $50 proceeds were received subsequent to September 30, 1999.

         The interest expense for the nine months ended September 30, 2000 was $85,066 compared to $72,665 for the nine months ending June 30, 1999. The increase in interest expense was due mainly to the deemed interest expense for the loan by Polmont of Amtec shares used to compensate the former CEO. See Note 3 to the Financial Statements about related party transactions for more information. The balance of the interest expense is accrued interest on the shareholder's loan.

Plan of Operation

         CBCom was formed to develop telecommunications projects and Internet-related information services in the People's Republic of China. CBCom establishes joint venture partnerships with Chinese companies having data networking technologies or customer bases to which CBCom will contribute United States technology and management resources. In order to execute its Business Plan, CBCom plans to list its common shares on the OTC Bulletin Board and undertake a Private Placement of $5.0-10.0 million. The funds will be used to capitalize the joint venture partnerships and acquire Internet companies in China. If CBCom is unable to raise funds through a Private Placement, the company would be dependent upon its major shareholders for funds and would have to alter its acquisition strategy and timetable.

         To limit the use of valuable cash reserves, CBCom will negotiate its first acquisitions using only CBCom shares. The terms of any acquisition must give operating control of the acquired business to CBCom. CBCom will provide the necessary operating cash as well as management and technical staff to operate the consolidated business. There is good cause to believe that owners of the ISPs in China will welcome the opportunity to own stock in a United States public company.

         E-Commerce has not yet become a mainstream business in China, as credit cards are essentially non-existent, and its parcel delivery services are inadequate. ICP businesses offering free information and services financed solely by web site "banner ads" are not yet profitable. The most secure Internet revenues are those paid to the Internet Service Providers, as anyone wishing to access the Internet must pay access fees. There is a large profit potential for ISPs both now and in the foreseeable future.

         Entering this business is attractive, as start-up costs are relatively low. This has resulted in a large number of small, unsuccessful ISPs and ICPs that are under capitalized. The typical smaller ISP is unable to support its overhead, even less capable of proper marketing, and is thus unable to increase its subscribers enough to turn a profit.

         CBCom plans an aggressive series of mergers, acquisitions, and service expansions. CBCom will offer convenient accessibility through local access numbers nationwide, fast access speeds, high quality customer support, and user-friendly services, all of which are currently lacking in China but are taken for granted in America. Internet Content will include unique and targeted applications on its various web sites thereby drawing an ever-increasing customer base to its ISP business, as well as generating revenue by charging fees for specialized information and service web sites.

         In order to quickly reach a profitable number of subscribers, CBCom plans to acquire a number of smaller ISPs and by using current technology, combine the existing customers into a single ISP. The infrastructure requirements of a very small ISP are essentially the same as that of a very large ISP and the cost to maintain operations are virtually fixed. Therefore the single most important component of profitability is a high number of subscribers. By acquiring existing businesses, CBCom will immediately benefit from achieving economies of scale.

         CBCom has entered into a memorandum of understanding with Shanghai Stock Exchange Communication Co., Ltd. ("SSECC") and Shanghai Xingtong Telecommunications Science & Technology Co., Ltd. to form a Sino-foreign joint venture to develop a financial data network in China called "China Financial Network" or "CFN". SSECC is a subsidiary of the Shanghai Stock Exchange formed as a joint venture between Shanghai Stock Exchange and Shanghai Stock Central Clearing Company. The memorandum contemplates that SSECC will provide access to its existing satellite communication system as well as licenses, permissions and rights to use the logo, name and promotional information of the Shanghai Stock Exchange. Shanghai Xingtong Telecommunications will participate in network design and management to ensure efficient utilization of the satellite network and will provide technical assistance. CBCom will provide the resources to collect and compile global financial information, United States technology, management resources and capital.

         The memorandum of understanding anticipates the project planned in two phases. Phase I is to market and distribute financial information in Chinese provided by the Shanghai Stock Exchange over a network to various terminals throughout China, exclusively targeting Chinese stockbrokers, financial institutions and corporate users. The financial information provided will include prices for commodities and futures, precious metals, Asian and global equities and foreign currencies, global market indexes and real time international news and commentary. The information provided will differ from information provided by competitors in that it will be entirely in Chinese at a lower rate. Phase II is to market to individual consumers real-time financial data, news and on-line investment trading bundled as a single service, developing into the equivalent of a commercial Internet Service Provider.

         The parties to the memorandum must enter into a joint venture and obtain the required approvals from the Chinese government authorities by December 31, 2000 (the original deadline was June 30, 2000) or may lose the exclusive right to the use of the SSECC satellite communication system. CBCom has advanced $250,000 in start-up expenses which was expensed during 1998 and which could be credited toward its capital contribution to the joint venture company when the joint venture is completed. If the joint venture has not been set up and exclusive licenses to use the satellite communication network owned by Shanghai Stock Exchange and use the logo and name of Shanghai Stock Exchange have not been obtained, the issuance of promotional stock to Sinoway, Ltd. could be cancelled.

         CBCom intends to continue its sale of the Microtron 2000 in addition to the development of the joint venture project for the creation of the China Financial Network. CBCom believes that the Shanghai Stock Exchange and its members provide a ready market for the sale of the Microtron 2000 and its capability to receive stock quotes.

Liquidity and Capital Resources

         The Company has suffered losses in 1997, 1998, 1999 and the first six months of 2000 and had negative working capital in all of these periods. The operating activities of the Company have been funded by the principal shareholders in the form of equity and shareholder loans. Funds loaned by the principal shareholder to the Company amounted to $679,000 in 1998, $137,000 in 1999 and $384,430 in the first nine months of 2000. During 1999, the Company raised money through a series of private placements obtaining net proceeds of $304,000 after selling commissions.

         One the Company's directors and major shareholders continue to provide the Company with substantial financing sources. The director has provided a letter of support indicating that he pledges to provide continuous financial support to enable the Company to satisfy its working capital requirements and to complete its commitments to its joint venture projects. The consecutive losses and the negative working capital situation raise substantial doubt about the company's ability to continue as a going concern. While there is no assurance that funding will be available, the Company is continuing to actively seek funding to complete its joint venture projects and execute its Business Plan through equity and/or debt financing. Without outside funding, the Company is totally dependent upon its major shareholders and would need to reconsider its Business Plan.


Item 3. Description of Property.

         In September 1997, the Company leased approximately 8,000 square feet of office space in Sherman Oaks, California under a 5-year lease which expires August 31, 2002. The facility was in excess of the needs of CBCom at this time and the lessor agreed in December, 1999 to take back the space. In January, 2000 the Company entered into a 3-year lease expiring December 31, 2002 for approximately 2,169 square feet at 16830 Ventura Boulevard, Suite 211, Encino, California at a monthly rental of $4,771.

         CBCom has entered into a 5-year lease for its China headquarters that expires February 28, 2003 for approximately 6,000 square feet at A No. 9 Dong Tucheng Road, Heping Street, Chao Yang District, Beijing, China, at a monthly rental of $5,208 per month payable in the form of shares of CBCom common stock. The aggregate rental ($312,500) has been prepaid by the issuance of 625,000 shares of CBCom to Far East Trading Company, beneficially owned by shareholders of CBCom.

         Each of the facilities are adequate for the Company's current needs.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table contains information regarding the shareholdings of CBCom's current directors and executive officers and those persons or entities who beneficially own more than 5% of its common stock (giving effect to the exercise of warrants or options exercisable within six months held by each such person or entity):

                                             Amount of Common       Percent of
                                             Stock Beneficially     Common Stock
                                             Owned (1) (2)          Owned (2)

Chiah Yi (Max) Sun (3)                            2,518,500              13.6%
President, Director
52, Jalan Kelochor
Kota Bharu, Kelantan, Malaysia

Charles A. Lesser (4)                               852,500               4.6%
Chief Financial Officer, Director
5801 Serrania Avenue
Woodland Hills, California 91367

Gordon Xia Gao (5)                                  697,500               3.8%
Director
425 Waldo Ave. #301
Pasadena, California 91101

Topbest Worldwide Group                           1,000,000               5.6%
Suite 12.33 Petama Komplek
Jalan Tunku Abdul Rahman
Kuala Lumpur, Malaysia

Wong Lip Ting                                     1,250,000               7.0%
Wake Little Treasure Ltd.
297 Prince Edward Road, Suite 6A
Erin Court, Hong Kong

------------------------
(1)      Based upon 17,947,740 outstanding shares of common stock.
(2) Assumes exercise of warrants, options or other rights, if any, to purchase securities held by the named shareholder exercisable within 60 days of the date hereof.
(3) Includes 906,000 shares owned directly by Mr. Sun and 1,000,000 shares held by Joy Luck Communication Ltd. of which Mr. Sun may be deemed to be the beneficial owner. Mr. Sun also has options to purchase 612,500 shares exercisable at prices ranging between $.425 and $1.00 per share.
(4) Includes options to purchase 650,000 shares of common stock held by Mr. Lesser exercisable at prices ranging between $.425 and $1.00 per share.
(5) Includes options to purchase 275,000 shares of common stock exercisable at prices of $.425 and $1.00 per share.

Jesmax Investment Ltd. (6)                        1,000,000               5.6%
Suite 12.33, Petama Komplek
Jalan Tunku Abdul Rahman
50100 Kuala Lumpur, Malaysia

TSB International Inc. (7)                        1,156,740               6.4%
Havelet Trust Co (BVI) Ltd.
Box 3186, Abbott Building
Road Town , Tortola,
British Virgin Islands

Ren Zhen Tian (8)                                 1,200,000               6.7%
7C, 1 Block Jia 2
Zuo Jia Zhuang Road
Chao Yang District
Beijing, China

Sinoway Co. Ltd. (9)                              1,250,000               7.0%
191 Java Road
North Point, Hong Kong

Sun Chiah Yee (10)                                2,344,892              13.1%
Polmont Investments, Ltd.
126, Jalan Dedap, Ampang Prima Jaya
68000 Ampang
Selangor, Malaysia

All directors and                                 4,068,500              19.1%
executive officers as
a group (4 persons) (11)


--------------------
(6) Beneficially owned by Mr. Patrick Soon, who is familially related to Max Sun, President and a director of the Company. Mr. Sun disclaims beneficial ownership of these shares.
(7) Beneficially owned by Tan Siong Bee, familially related to Max Sun, President and a director of the Company. Ms. Tan also holds 300,000 shares in her own name. Mr. Sun disclaims beneficial ownership of any of these shares.
(8) Beneficially owned by persons who are familially related to Zhu Hong Wei, a director of the Company. Mr. Zhu disclaims beneficial ownership of these shares.
(9) Beneficially owned by Zhu Yi Wei who is both the controlling shareholder and director of Sinoway Co. Ltd. (10) Polmont Investments, Ltd., which holds a $1,172,446 promissory note expiring March 26, 2002, which can be converted, at the option of Polmont, into 2,344,892 shares of common stock, or approximately 13.1% of the Company's issued and outstanding shares. Ms. Sun, the principal owner of Polmont, is the sister of Mr. Max Sun, the Company's President and a director of the Company. Mr. Max Sun disclaims beneficial ownership of Ms. Sun's or Polmont's shares.
(11)     Includes options to purchase 1,537,500 shares.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

Name                         Age                        Title

Chiah Yi (Max) Sun           36       Chairman of the Board, President, Director

Charles A. Lesser            54       Secretary,  Treasurer,   Chief   Financial
                                      Officer, Director

Gordon Xia Gao               31       General Manager, CBCom China and Director


MR. MAX SUN is Chairman, President, and a Director of the Company since 1997. Mr. Sun founded and was President of Microtron, Inc., a company that has developed and distributed pagers in China. Mr. Sun was a founding shareholder and Senior Vice President, International, of Amtec, Inc. an American Stock Exchange Company constructing telecommunications networks in China. Previously, he was founder and President of Interactive TeleVideo, Inc. (ITV), a company that designed interactive circuitry network products. Mr. Sun has been an investment banker in Hong Kong and China. He holds a Bachelor of Arts degree in Accounting from New York University.

MR. CHARLES A. LESSER is Secretary, Treasurer, Chief Financial Officer and a Director of the Company since June, 1997. Prior to joining CBCom, Inc. Mr. Lesser has served as an independent Consultant to early stage companies. From 1994-1995, he was Vice President of Worldwide Corporate Finance, a company which raised private capital. Previously, Mr. Lesser was Chief Financial Officer of Weider Sporting Goods, Inc., a manufacturer and distributor of health and fitness products. He has worked as both a management consultant and auditor with Alder, Green & Hasson in Los Angeles, KPMG Peat Marwick in Houston and Deloitte & Touche in Johannesburg, South Africa. He holds an MBA from the University of the Witwatersrand in South Africa and a BA in Economics from the University of Pittsburgh in Pennsylvania.

MR. GORDON GAO is a Director since 1997, a founding shareholder and General Manager of CBCom China, a representative office of CBCom. His area of expertise is telecommunications market development and fund raising. From 1995 to 1997, he was President of Beijing CBCom Telecommunications and Consulting Co. Ltd., developing a pager for use in the Chinese market. From 1993 to 1995, he was Executive Assistant, Director of Domestic Branch Offices and Director of Foreign Investment and Fund-raising for Catch Communications Group, a major telecommunications company in China. Mr. Gao has extensive start-up and operational experiences in the paging industry in China. Mr. Gao is a computer science graduate of Beijing University.


Item 6. Executive Compensation.

The following table summarizes the compensation for the three most recent fiscal periods ended December 31, 1999, December 31, 1998 and December 31, 1997 of our Chief Executive Officer and the four most highly compensated other executives and officers whose total annual salary and bonus exceed $100,000. No other employee's compensation exceeded $100,000 for any of the named years.

                           SUMMARY COMPENSATION TABLE

                                                        ANNUAL COMPENSATION               LONG TERM COMPENSATION
                                              ---------------------------------------   --------------------------
                                                                             OTHER       RESTRICTED     SECURITIES
                                                                            ANNUAL          STOCK       UNDERLYING
                                                               BONUS        COMPEN-        AWARDS         OPTIONS/
 NAME AND PRINCIPAL POSITION(1)      YEAR      SALARY($)        ($)       SATION ($)          ($)           SARS
--------------------------------   --------   -----------   ----------   ------------   ------------   -----------
Chian Yi (Max) Sun                   1999      $150,000            0              0              0              0
Chairman and President (1)           1998       150,000            0              0              0        312,500
                                     1997        50,000            0              0              0              0

Charles A. Lesser                    1999      $150,000            0        $16,000              0        250,000
Chief Financial Officer (2)          1998       150,000            0         16,000              0        250,000
                                     1997       81,2500            0          3,250        125,000              0

Frank Zhu                            1999      $100,000            0              0              0              0
Chairman, CBCom China (1)            1998       150,000            0              0              0        187,500
                                     1997        50,000            0              0              0              0

Gordon Gao                           1999      $120,000            0              0              0              0
General Manager, CB (1)              1998       120,000            0              0              0        125,000
China                                1997        40,000            0              0              0              0

Steven Meadows (3)                   1999      $150,000            0         $6,000              0              0
Chief Engineer                       1998       150,000            0          6,000              0        125,000
                                     1997        50,000            0          2,000         62,500              0

Option/SAR Grants In Last Fiscal Period

         The following table sets forth the information concerning individual grants of stock options and stock appreciation rights ("SARs") during the period ended December 31, 1999. All of the options granted in the year ended December 31, 1999 have terms of ten (10) years. A total of 250,000 options were granted to our employees and directors in the 12-month period ended December 31,1999 under CBCom's 1998 Employee Stock Option Plan.
--------
(1) The total salary amount for 1999 has been accrued. The Company was unable to pay compensation and in December, 1999 offered to convert the amounts owed into Common Stock at a price of $1.00 per share, the current fair market value. Salaries for 1997 and 1998 were converted at December, 1998 into Common stock at $0.50 share, the fair market value at that time.
(2) Salary of $6,250 for 1999 and $12,500 for 1998 has been accrued. The company has offered to convert the amounts owing into Common Stock at a price of $1.00 per share, the current market value at December, 1999. Other Compensation consists of an auto allowance and contribution to the company's 401 (k) plan.
(3) Salary of $143,750 for 1999 and $18,750 for 1998 has been accrued. The company was unable to pay compensation and offered to convert amounts owing into Common Stock at a price of $1.00 per share, the current market value at December, 1999. Other Compensation consists of an auto allowance. Mr. Meadows is an executive of the company, but is not an officer.

                     Option/SAR Grants In Last Fiscal Period

                                INDIVIDUAL GRANTS
          -------------------------------------------------------------

                              NUMBER OF    % OF TOTAL
                              SECURITIES   OPTIONS/SARS
                              UNDERLYING    GRANTED TO    EXERCISE OR
                             OPTIONS/SARS  EMPLOYEES IN   BASE PRICE  EXPIRATION
           NAME               GRANTED(#)   FISCAL PERIOD     ($/SH)       DATE
---------------------------  -----------   ------------- ------------ ----------

Charles A. Lesser......1999    250,000        100.0%       $ 0.425     01/30/09


         During the year ended December 31, 1998, the Company issued 1,500,000 non-qualified stock options at an exercise price of $0.425. These options become exercisable over a period of one year and can be exercised for a period of five to ten years. The 1,500,000 non-qualified stock options included 500,000 options issued to the former CEO which were cancelled in January, 1999. During the year ended December 31, 1999, the Company issued 250,000 non-qualified stock options at an exercise price of $0.425, which was 85% of the market price at grant date. These options become exercisable over a period of two years and can be exercised for a period of ten years.

A summary of changes in stock options during each year is presented below:

                                             December 31,
                        --------------------------------------------------------
                                  1998                        1999
                        -------------------------    ---------------------------
                                        Weighted                       Weighted
                                         Average                        Average
                                        Exercise                       Exercise
                            Shares        Price         Shares           Price
                        -----------   -----------    ----------   --------------
Options outstanding at
   beginning of year             -      $      -      1,500,000     $      0.43

Options  granted         1,500,000          0.43        250,000            0.43

Options cancelled                -             -       (500,000)              -

Options exercised                -             -              -            0.43
                        -----------   -----------    ----------   --------------
Options at end of year   1,500,000      $   0.43      1,250,000     $      0.43
                        -----------   -----------    ----------   --------------
Options  exercisable at
   end of
   Year                    750,000          0.43      1,125,000            0.43
                        -----------   -----------    ----------   --------------
Weighted-average fair
  value of options granted
  during the year                       $   0.39                    $      0.41
                                      -----------                 --------------

The following table summarizes information about the stock options outstanding at December 31, 1999.

            Options Outstanding                       Options Exercisable
----------------------------------------      ----------------------------------
                 Weighted
                  Average       Weighted                             Weighted
                 Remaining      Average                              Average
  Number        Contractual     Exercise            Number           Exercise
Outstanding    Life (Years)       Price          Exercisable          Price
-------------  --------------   --------      ---------------     --------------
    1,250,000            7.92   $   0.43           1,125,000       $       0.43
-------------  --------------   --------      ---------------     --------------
--------------------------------------------------------------------------------
                           Aggregated Option Exercises in the 1999 Fiscal Year
                                    and Fiscal Year-End Option Value
--------------------------------------------------------------------------------
                              Number of Securities          Value of Unexercised
                    Underlying Enexercised Options          In the Money Options
                         Exercisable/Unexercisable     Exercisable/Unexercisable
--------------------------------------------------------------------------------
Chian Yi (Max) Sun                   312,500/0                      $0.33/$0.00
Charles A. Lesser                375,000/125,000                    $0.41/$0.00
Gordon Gao                           125,000/0                      $0.41/$0.00
--------------------------------------------------------------------------------

Item 7. Certain Relationships and Related Transactions.

         Since inception, Mr. Max Sun, President, a director, and controlling shareholder, has extended credit to CBCom and is expected to continue to extend credit to it. CBCom has executed a note for the funds borrowed from Mr. Sun. Between April 24, 1998, and September 30, 2000, Mr. Sun has converted $2,678,770 of loans into 10,085,240 shares of the Company's common stock. At September 30, 2000, the balance owed to Mr. Sun was $114,030.

         Polmont Investments, Ltd. has paid on behalf of CBCom, Inc., $1,172,446 to Mr. Bernard Luskin in regard to CBCom's settlement with Mr. Luskin. Polmont Investments, Ltd., a British Virgin Islands corporation, is controlled by a shareholder of CBCom and the sibling of the president of CBCom. Polmont holds a note from CBCom in the amount of $1,172,446 which can be converted, at the option of Polmont, into 2,344,892 shares of CBCom common stock.


Item 8. Description of Securities.

(a)      General:

         The Company has authorized 100,000,000 shares consisting of 80,000,000 shares of Common Stock, $.001 par value and 20,000,000 shares of Preferred
Stock, $.001 par value. There are issued and outstanding, as of November 30, 2000, 17,947,740 shares of Common Stock (73 holders of record). Preferred Stock has been issued.

(b)      Common Stock:

         Each share of Common Stock entitles the holder thereof to one vote, either in person or by proxy, at a meeting of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of more than 50% of the issued and outstanding shares of Common Stock can elect all of the directors of the Company.

         All shares of Common stock are entitled to participate ratably in dividends when and as declared by the Company's Board of Directors out of the funds legally available therefor. Any such dividends may be paid in cash, property or additional shares of Common Stock. The Company has not paid any dividends since its inception and presently anticipates that no dividends will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the Common Stock will be paid in the future.

         Holders of Common Stock have no pre-emptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary, of the Company, each share of Common Stock is entitled to share ratably in any assets available for distribution to holders of the equity securities of the Company after satisfaction of all liabilities.

(c)      Preferred Stock:

         The Company is authorized to issue up to 20,000,000 shares of Preferred Stock, $.001 par value, of which no shares are issued and outstanding.

         The Board of Directors has authority to issue the authorized Preferred Stock in one or more series, each series to have such designation and number of shares as the Board of Directors may fix prior to the issuance of any shares of such series. Each series may have such preferences and relative, participating, optional or other special rights, with such qualifications, limitations or restrictions, as are stated in the resolution or resolutions providing for the issue of such series as may be adopted from time to time by the Board of Directors prior to the issuance of any shares of such series.

(d)      Transfer Agent:

         The Transfer Agent for the Company's common stock is StockTrans, Inc., 44 West Lancaster Avenue, Ardmore, Pennsylvania 19003.

                                     PART II

Item 1.Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         (a) Market Price. There has never been a market for the Common Equity of the Registrant.

         (b) Holders. As of November 30, 2000, there were 73 holders of the Company's Common Stock. Furthermore, 10,915,000 shares have been held for over two years by approximately 50 non-affiliated shareholders and 2,278,000 shares have been held for over one year by approximately 16 non-affiliated shareholders.

         (c) Dividends. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.


Item 2. Legal Proceedings.

         There is no litigation pending or threatened by or against the Company.


Item 3. Changes in and Disagreements With Accountants.

On October 8, 1999, pursuant to consent of the Board of Directors, the Company approved the engagement of BDO International as its independent auditors for the fiscal years ending December 31, 1998 and 1999, and in the subsequent interim period to replace Weinberg & Company, P.A., who were dismissed as of that date. The full Board of Directors approved the change in auditors on the same date.

The report of Weinberg & Company, P.A., on the Company's financial statements for the past fiscal year did not contain an adverse opinion or a disclaimer of opinion and was not qualified (except that of a going concern) or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audit of the Company's financial statements from inception to June 7, 1999, and any subsequent interim period preceding the date of change, there were no disagreements with Weinberg & Co., P.A., on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Weinberg & Co., P.A., would have caused Weinberg & Co., P.A., to make reference to the matter in their report.


Item 4. Recent Sales of Unregistered Securities.

1997
         On December 31, 1997, the Company issued 200,000 shares of common stock at $0.50 per share to Robert and Gilda Marx Family Trust for total proceeds of $100,000. Both Robert and Gilda Marx, the beneficiaries of the trust are personal friends of the former CEO and director of the Company, Bernard Luskin. The Marx's are sophisticated and accredited investors and they had full access to all relevant information relating to the Company and its business. Accordingly, this issuance was deemed to be exempt from registration pursuant to
Section 4(2) of the Securities Act and the shares are deemed to be restricted securities.

1998

         During 1998, the Company sold securities that were exempt from registration under the Securities Act. These transactions are described below.

         On January 1, 1998, the Company issued 500,000, 250,000, and 125,000 (a total of 875,000) shares of common stock to its CEO, CFO, and chief engineer, respectively, at $.001 per share as a bonus for their services from April 1997 to December 31, 1997. The Company received proceeds of $875 and recognized compensation cost of $436,625, based on a fair value of $.50 per share. The transaction was private in nature and the shares were issued to affiliates of the Company who were capable of evaluating the merits and risks of the shares and had full access to all relevant information relating to the Company and its business. Accordingly, this issuance was deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and the shares are deemed to be restricted securities.

         On March 1, 1998, the Company issued 625,000 shares of common stock at $0.50 per share in exchange for the future rent in its Beijing representative office for the next five years. The prepaid rental of $312,500 will be amortized over the next five years. The shares were issued to two investors residing outside the United States and bear a legend regarding the restrictions on resale in the United States. The issuance of these shares were deemed exempt from registration pursuant to Regulation S of the Securities Act.

         On April 24, 1998, the Company issued 8,000,000 shares of common stock at $0.20 per share to convert a loan from Mr. Sun, the President of the Company, of $1,600,000. This conversion price was specified on August 31, 1997 between the original founders and the Company. The loan was made to the Company from time to time on an as-needed basis from June 15, 1997 to April 24, 1998 and was not converted into common stock until the loan totaled $1,600,000. From early October to early December 1998, Mr. Sun converted an additional $160,000 of his loans into 320,000 shares of common stock at $0.50 per share in four tranches. The issuance of stock upon conversion of debt was private in nature and the shares were issued to an affiliate of the Company who was capable of evaluating the merits and risks of the shares and had full access to all relevant information relating to the Company and its business. Accordingly, these issuances were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and the shares issued are deemed to be restricted securities and bear a legend regarding resale restrictions. Mr. Sun subsequently transferred 6,962,500 of these shares to eleven individuals or entities who are all close personal friends and/or relatives of Mr. Sun and sophisticated investors. All of the investors had the opportunity to question Mr. Sun on the business and financial aspects of the Company. The investors also had the opportunity to review any of the books and records of the Company. Mr. Sun held the securities approximately 8 months before conversion and transfer. All of the certificates issued to the investors have been affixed with legends restricting transfers and sales. Ten of the eleven investors reside in and are citizens of foreign countries. The resale of these restricted shares by Mr. Sun was made pursuant to a claimed Section "4 1/2" exemption in which a non-issuer sells securities in a private transaction and, as to the ten foreign investors, also a claimed Regulation S exemption.

         On December 31, 1998, the Company issued 400,000,  400,000, and 320,000
(a total of 1,120,000) shares of common stock at $0.50 per share to three directors, Max Sun, Frank Zhu and Gordon Gao, respectively, as their employment compensation of $200,000, $200,000, and $160,000, respectively for four months in 1997 (recognized in 1997) and the year of 1998 in accordance with their respective employment agreements. The transaction was private in nature and the shares were issued to affiliates of the Company who were capable of evaluating the merits and risks of the shares and had full access to all relevant information relating to the Company and its business. Accordingly, this issuance was deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and the shares are deemed to be restricted securities.

         On December 31, 1998, the Company issued 1,250,000 shares of common stock at $0.001 per share in exchange for the promotion and facilitation services provided by Sinoway Limited (Sinoway) registered in the British Virgin Islands, with a corporate office in Hong Kong. Sinoway is an affiliate company of Shanghai Stock Exchange Communication Co. Ltd. ("SSE"). Sinoway promised to obtain exclusive licenses to use VSAT satellite systems owned by SSE and the logo and name of SSE. Sinoway agreed to pay $0.001 per share for these 1,250,000 shares of common stock. Accordingly, the Company recognized a notional stock subscription of $1,250 and a promotion expense for the License/Contract of $623,750. If these licenses were obtained, the cost would be amortized over the life of joint venture with SSE and SXTST. However, these shares are forfeitable depending on the success of setting up the equity joint venture among the Company, SSE, and SXTST and obtaining the exclusive licenses. If the joint venture has been set up and exclusive licenses to use the satellite communication network owned by Shanghai Stock Exchange and use the logo and name of Shanghai Stock Exchange have not been obtained, the issuance of stock will be canceled. As of November 30, 2000, the license has not yet been obtained. The shares were issued to one investor residing outside the United States and bear a legend regarding the restrictions for those residing in the United States. The issuance of these shares were deemed exempt from registration pursuant to Regulation S of the Securities Act.

1999

         During 1999, the Company sold securities that were exempt from registration under the Securities Act. These transactions are described below.

         On February 1, 1999, the Company conducted a private placement to issue 600,000 warrants at $0.25 per warrant in four tranches to Cuong Hai Tran, an existing shareholder, and received total proceeds of $135,000, net of a finders fee of $15,000. Each warrant carries an exercise price of $0.25 per share and allows each holder of warrants to exercise at any time on or before January 31, 2004. Accordingly, the Company reserved 600,000 shares of common stock for the exercise of these warrants. The transaction was private in nature and the shares were issued to an accredited individual who was capable of evaluating the merits and risks of the shares and had full access to all relevant information relating to the Company and its business. Accordingly, this issuance was deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and the shares are deemed to be restricted securities.

         On May 10, 1999, the Company conducted a private placement to issue 100,000 shares of common stock at $0.50 per share to Theresa Li and received total proceeds of $45,000, net of a finders fee of $5,000. This offering was private in nature and the shares were sold to one sophisticated investor who is a personal friend of Mr. Sun and who the Company reasonably believes was capable of evaluating the merits and risks of an investment in the Company and had full access to all relevant information relating to the Company and its business and the opportunity to ask Mr. Sun questions relating to the business. Accordingly, this offering was deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and the shares issued are deemed to be restricted securities and bear a legend to that effect.

         From May 14, to June 4, 1999, the Company conducted a private placement to issue 45,000 shares of common stock at $1.00 per share in three tranches to Mr. Nipa Konnerat and Universal Trader, Inc., and received total proceeds of $40,500, net of a finders fee of $4,500. Suzanna Gopez is the controlling shareholder of Universal Trader, Inc. This offering was private in nature and the shares were sold to two sophisticated investors who the Company reasonably believes were capable of evaluating the merits and risks of an investment in the Company and had full access to all relevant information relating to the Company and its business. Accordingly, this offering was deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and the shares issued are deemed to be restricted securities and bear a legend to that effect.

         On June 22, 1999, the Company issued 40,000 shares of common stock at $0.50 per share to Theresa Li, an existing shareholder. The Company received total proceeds of $18,000, net of a finders fee of $2,000. This offering was private in nature and the shares were sold to one existing shareholder who is a sophisticated investor and who the Company reasonably believes was capable of evaluating the merits and risks of an investment in the Company and had full access to all relevant information relating to the Company and its business. Accordingly, this offering was deemed to be exempt from registration pursuant to
Section 4(2) of the Securities Act and the shares issued are deemed to be restricted securities and bear a legend to that effect.

         On August 31, 1999, the Company conducted a private placement to issue 23,000 shares of common stock at $1.00 per share in three tranches to Vicky Dy and Ming and Phet Houn, two accredited individual investors and received total proceeds of $20,700, net of a finders fee of $2,300. This offering was private in nature and the shares were sold to two accredited investors who the Company reasonably believes were capable of evaluating the merits and risks of an investment in the Company. Accordingly, this offering was deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and the shares issued are deemed to be restricted securities and bear a legend to that effect.

         On August 25, 1999, the Company issued 30,000 shares of common stock at $0.50 per share to an Theresa Li, existing shareholder. Consequently, the Company received total proceeds of $13,500, net of a finders fee of $1,500. The transaction was private in nature and the shares were issued to a sophisticated investor who the Company reasonably believes was capable of evaluating the merits and risks of the investment and had full access to all relevant information relating to the Company and its business. Accordingly, this issuance was deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and the shares are deemed to be restricted securities.

         On August 26, 1999, the Company conducted a Regulation D, Rule 506 offering to issue 50,000 shares of common stock at par value of $0.001 per share to 300 accredited shareholders through Appletree Investment Company Limited, an off-shore investment company in order to satisfy its goal to be listed on the NASDAQ OTC Bulletin Board. On December 22, 1999, the Company completed the offering, issued 50,000 shares of common stock, and recognized a merger transaction expense of $49,950. The $50 cash was received subsequent to December 31, 1999. The shares are deemed to be restricted securities and bear a legend to that effect. On November 30, 2000, this transaction was cancelled and the $50.00 was returned to Appletree and the 50,000 shares were cancelled.

         On September 15, 1999, the Company conducted a private placement to issue 20,000 shares of common stock at $1.00 per share to Nhon Vuong and Jackie Khanthaphixay. Consequently, the Company received total proceeds of $18,000, net of a finders fee of $2,000. This offering was private in nature and the shares were sold to two sophisticated investors who the Company reasonably believes were capable of evaluating the merits and risks of an investment in the Company and had full access to all relevant information relating to the Company and its business. Accordingly, this offering was deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and the shares issued are deemed to be restricted securities and bear a legend to that effect.

         On September 24, 1999, the Company sold 30,000 shares of common stock at $0.50 per share to Theresa Li, an existing shareholder. The Company received total proceeds of $13,500, net of a finders fee of $1,500. This offering was private in nature and the shares were sold to an existing sophisticated shareholder who the Company reasonably believes was capable of evaluating the merits and risks of an investment in the Company and had full access to all relevant information relating to the Company and its business. Accordingly, this offering was deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and the shares issued are deemed to be restricted securities and bear a legend to that effect.

         On September 24, 1999, the Company entered into a merger agreement with Abbacy Corporation (a public shell company), to acquire 100% of its equity. On October 8, 1999, the Board of Directors and the majority shareholders of the constituent corporations approved the merger. In accordance with the merger agreement, Abbacy filed a Form 8-K with the SEC on October 19, 1999 to indicate that CBCom, Inc. would be the successor of the reporting entity in accordance with Rule 12 (g)(3) of the Securities Exchange Act. On December 22, 1999 the Company issued 250,000 shares of common stock valued at $1.00 per share to the sole shareholder of Abbacy in exchange for 100% of its equity interest. Accordingly, the Company recognized $250,000 of merger expense. The transaction was private in nature and the shares were issued in a negotiated, arms-length transaction. Through its due diligence, Abbacy Corporation had full access to all relevant information relating to the Company and its business. Accordingly, this issuance was deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and the shares issued are deemed to be restricted securities.

         On November 1, 1999, the Company's principal shareholder, Mr. Sun, converted $70,000 of shareholder loan into 140,000 shares of common stock at $0.50 per share. The issuance of stock upon conversion of debt was private in nature and the shares were issued to an affiliate of the Company who was capable of evaluating the merits and risks of the shares and had full access to all relevant information relating to the Company and its business. Accordingly, this issuance was deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and the shares issued are deemed to be restricted securities and bear a legend regarding resale restrictions.

         On December 30, 1999, the Company's principal shareholder and President, Mr. Sun, converted $578,370 of shareholder loan into 1,156,740 shares of common stock at $0.50 per share. He subsequently sold the shares to Tan Siong Bee, who is the beneficial holder for TSB International Inc. Ms. Tan is an aunt of Mr. Sun and an accredited individual. Mr. Sun disclaims any beneficial ownership in these shares. The issuance of stock upon conversion of debt was private in nature and the shares were issued to the President of the Company who was capable of evaluating the merits and risks of the shares and had full access to all relevant information relating to the Company and its business. Accordingly, these issuances were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and the shares issued are deemed to be restricted securities and bear a legend regarding resale restrictions. The resale of these restricted shares by the President was made pursuant to a claimed Section "4 1/2" exemption in which a person (non-issuer) sells securities in a private transaction and since she is a foreign investor, a claimed Regulation S exemption. The securities were held by the President for eighteen months prior to conversion and sale to Ms. Bee. The shares received by TSB International are deemed to be restricted securities and the stock certificate bears a legend to that effect.

2000

         In April and June 2000, Mr. Max Sun converted loans aggregating $270,400 into 468,500 shares of common stock. The issuance of stock upon conversion of debt was private in nature and the shares were issued to an affiliate of the Company who was capable of evaluating the merits and risks of the shares and had full access to all relevant information relating to the Company and its business. Accordingly, these issuances were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and the shares issued are deemed to be restricted securities and bear a legend regarding resale restrictions.

         In April and June 2000, Mr. Steve Meadows, Chief Engineer of CBCom, Inc. was issued an aggregate of 317,000 shares of common stock for services rendered since 1999. The Company has recognized compensation cost of $226,500. The transaction was private in nature and the shares were issued to an affiliate of the Company who was capable of evaluating the merits and risks of the shares and had full access to all relevant information relating to the Company and its business. Accordingly, this issuance was deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and the shares are deemed to be restricted securities.

Item 5. Indemnification of Directors and Officers.

         Section 145 of the General Corporation Law ("GCL") of the State of Delaware empowers a Delaware corporation, such as the Company, to indemnify its directors and officers under certain circumstances. The Company's Certificate of Incorporation provides that the Company shall indemnify such persons to the fullest extent permitted by Delaware law.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors and officers and controlling persons of the Company pursuant to the provisions of Delaware law or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy in said Act and will be governed by the final adjudication of such issue.

         Article VIII of the Company's Certificate of Incorporation provides that:

                  "No director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VIII shall not eliminate or limit the liability of a director (i) for any breach of such director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which such director derives an improper personal benefit. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended."

                                    PART F/S

                              Financial Statements

         The following financial statements are included as a separate section following the signature page to this Form 10-SB and are incorporated herein by reference.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                      Page
Audited Financial Statements:
  Independent Auditors' Report                                         34
  Balance Sheet as of December 31, 1999, and
                     December 31, 1998                                 35
  Statements of Operations - Years Ended December 31, 1999
                     and 1998                                          36
  Consolidated Statements of Stockholders' Deficit Years
                     Ended December 31, 1999 and 1998                  37
  Statements of Cash Flows - Years Ended December 31, 1999
                     and 1998                                          39
  Notes to Consolidated Financial Statements                           41

Unaudited Financial Statements:
  Balance Sheet - Nine Months Ended September 30, 2000                 56
  Statements of Operations - Nine Months Ended
                    September 30, 2000 and 1999                        57
  Consolidated Statements of Cash Flows - Nine Months
                    Ended September 30, 2000 and 1999                  58
  Notes to Consolidated Financial Statements                           60

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors
CBCom, Inc. (a development stage company)

We have audited the accompanying balance sheets of CBCom, Inc., (a development stage company) as of December 31, 1998 and 1999 and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 1998 and 1999. We also audited the statements of operations, stockholders' deficit, and cash flows for the period from inception (April 23, 1997) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBCom, Inc. at December 31, 1998 and 1999 and the results of its operations and its cash flows for the years ended 1998 and 1999, and the period from inception (April 23, 1997) through December 31, 1999, in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a limited operating history and, at December 31, 1999, has a shareholders' deficit that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                        BDO  International



March  10,  2000
Shanghai,  PRC

                                   CBCOM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                                                              December 31,
                                                      --------------------------
ASSETS                                                     1998          1999
                                                      ------------  ------------
Current assets:
 Cash                                                 $   240,000   $    31,844
Rent receivable                                             8,655             -
 Prepaid expenses                                               -         4,771
 Pager inventory (Note 4)                                 136,620             -
                                                      ------------  ------------
Total current assets                                      385,275        36,615
                                                      ------------  ------------
Furniture, fixtures and equipment, net (Note 2)            72,673        53,288

Other assets:
 Deposits                                                  14,521        19,897
 Prepaid interest (Note 5)                                      -       165,000
 Prepaid rent in Beijing representation office (Note 6)   260,417       197,917
                                                      ------------  ------------
Total other assets                                        274,938       382,814
                                                      ------------  ------------
Total assets                                          $   732,886   $   472,717
                                                      ============  ============
LIABILITIES AND DEFICIT
Current liabilities:
 Accounts payable                                     $   117,772   $   331,412
 Salaries payable - Former CEO (Note 6)                   389,583       363,649
 Salaries payable - Other                                  26,000       557,250
 Accrued expenses                                          24,334       129,922
 Income tax payable                                         1,600         2,400
 Capital lease obligation - current (Note 6)               32,504        32,433
 Loan payable - shareholders (Note 5)                           -        11,988
                                                      ------------  ------------
Total current liabilities                                 591,793     1,429,054
                                                      ------------  ------------
Loan payable - - shareholders (Note 5)                    518,924             -
Loan from a related party (Note 5)                              -       157,184
Total liabilities                                       1,110,717     1,586,238
                                                      ------------  ------------
COMMITMENTS AND CONTINGENCIES (Notes 5, 6, 7, and 8)

Shareholders' deficit:
 Common stock at par value of $0.001 per share, 100,000,000 shares authorized, 15,327,500 and 17,212,240 shares issued and outstanding at 1998 and
1999, respectively (Note 6 and 7)                          15,327        17,212
 Paid-in capital                                        4,491,234     6,021,944
 Subscription receivable                                   (1,250)       (1,300)
 Accumulated deficit during the development stage      (4,883,142)   (7,151,377)
                                                      ------------  ------------
Total shareholders' deficit                              (377,831)   (1,113,521)
                                                      ------------  ------------
Total liabilities and shareholders' deficit           $   732,886   $   472,717
                                                      ============  ============
                 See accompanying summary of accounting policies
                       and notes to financial statements.

                                   CBCOM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                                                                 From Inception
                                                                (April 23, 1997)
                                        Year Ended December 31,  to December 31,
                                       -------------------------
                                          1998          1999           1999
                                       ===========   ===========   =============
Net sales                              $         -   $         -   $          -

Cost of sales                                    -             -              -
                                       ------------  ------------  -------------
Gross profit                                     -             -              -

Selling expense                                  -             -              -

General and administrative expense       3,001,534     1,771,692      6,620,603

Merger transaction expense (Note 6)              -       399,950        399,950
                                       ------------  ------------  -------------
Loss from operations                    (3,001,534)   (2,171,642)    (7,020,553)

Other income (expense):
 Interest expense, net                     (14,536)     (106,698)      (122,869)
 Other, net                                (16,944)       10,905         (5,555)
                                       ------------  ------------  -------------

Loss before income taxes                (3,033,014)   (2,267,435)    (7,148,977)

Income tax provision (Note 3)                  800           800          2,400

Net loss                               $(3,033,814)  $(2,268,235)   $(7,151,377)
                                       ============  ============  =============
Weighted average number of common
     shares outstanding                 10,049,226    15,568,879
                                       ============  ============

Basic and diluted loss per share       $     (0.30)   $    (0.15)
                                       ============  ============












                See accompanying summary of accounting policies
                       and notes to financial statements.

                                   CBCOM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                       STATEMENTS OF SHAREHOLDERS' DEFICIT
                                  (SEE NOTE 7)

                                                                            Additional
                                                                Paid-In        Stock      Accumulated
                                            Shares    Amount    Capital     Subscription     Deficit        Total
                                          ----------  -------  ----------  --------------  ----------- -----------

Issuance of stock for cash ($.20 per       2,000,000  $ 2,000  $  398,000  $           -   $         -   $400,000
share)
Issuance of stock for assets ($.20 per       937,500      937     186,563              -             -    187,500
share)
Issuance of stock for cash ($.50 per         200,000      200      99,800              -             -    100,000
share)
Net loss                                           -        -           -              -    (1,849,328)(1,849,328)
                                          ----------  -------  ----------  --------------  ----------- ---------

BALANCE, December 31, 1997                 3,137,500    3,137     684,363              -    (1,849,328)(1,161,828)

Issuance of stock for signing bonus          875,000      875     436,625              -             -    437,500
($.50 per share)
Issuance of stock for rental expense in      625,000      625     311,875              -             -    312,500
Beijing ($.50 per share)
Conversion of  shareholder's loan          8,000,000    8,000   1,592,000              -             -  1,600,000
($.20 per share)
Conversion of shareholder's loan             320,000      320     159,680              -             -    160,000
($.50 per share)
Issuance of stock for directors'           1,120,000    1,120     558,880              -             -    560,000
compensation ($.50 per share)
Issuance of stock for promotion and        1,250,000    1,250     623,750         (1,250)            -    623,750
facilitation service ($.50 per share)
Issuance of stock options                          -        -     112,500              -             -    112,500
Forgiveness of interest on                         -        -      11,561              -             -     11,561
shareholders loan
Net loss                                           -        -           -              -    (3,033,814)(3,033,814)
                                          ----------  -------  ----------  --------------  ----------- ----------

BALANCE, December 31, 1998                15,327,500   15,327   4,491,234         (1,250)   (4,883,142)  (377,831)
                                          ==========  =======  ==========  ==============  =========== ==========

     See accompanying summary of accounting policies and notes to financial statements.

                                   CBCOM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                       STATEMENTS OF SHAREHOLDERS' DEFICIT
                                  (SEE NOTE 7)

                                                                         Additional
                                                             Paid-In        Stock      Accumulated
                                         Shares    Amount    Capital     Subscription     Deficit        Total
                                       ==========  =======  ==========  ==============  ===========  =============


BALANCE, December 31, 1998             15,327,500   15,327   4,491,234         (1,250)  (4,883,142)    (377,831)

Issuance of warrants for cash                   -        -     135,000              -            -      135,000
Deemed interest for Polmont                     -        -     220,000              -            -      220,000

Issuance of stock for cash ($.45 per      100,000      100      44,900              -            -       45,000
    share)
Issuance of stock for cash ($.90 per       10,000       10       8,990              -            -        9,000
    share)
Issuance of stock for cash ($.90 per       35,000       35      31,465              -            -       31,500
    share)
Issuance of stock for cash ($.45 per       40,000       40      17,960              -            -       18,000
    share)
Issuance of stock for cash ($.90 per       23,000       23      20,677              -            -       20,700
    share)
Issuance of stock for cash ($.45 per       30,000       30      13,470              -            -       13,500
    share)
Issuance of stock for cash ($.90 per       20,000       20      17,980              -            -       18,000
    share)
Issuance of stock for cash ($.45 per       30,000       30      13,470              -            -       13,500
    share)
Issuance of stock options                       -        -      18,750              -            -       18,750
Issuance of stock for merger with         250,000      250     249,750                                  250,000
    Abbacy ($1.00 per share)
Regulation D, Rule 506 issuance            50,000       50      49,950            (50)                   49,950
    ($1.00 per share)
Conversion of  shareholder's loan         140,000      140      69,860                                   70,000
    ($.50 per share)
Conversion of  shareholder's loan       1,156,740    1,157     577,213                                  578,370
    ($.50 per share)
Forgiveness of interest on                      -        -      41,275              -            -       41,275
    shareholder's loan
Net loss                                        -        -           -              -   (2,268,235)  (2,268,235)
                                       ----------  -------  ----------  --------------  ----------- ------------

BALANCE, December 31, 1999             17,212,240  $17,212  $6,021,944  $      (1,300) $(7,151,377) $(1,113,521)
                                       ==========  =======  ==========  ============== ===========  =============

                See accompanying summary of accounting policies
                       and notes to financial statements.

                                   CBCOM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                                       From Inception
                                                                                     (April 23, 1997) to
                                                            -------------------------
                                                              Year Ended December 31,    December 31,
                                                                1998          1999          1999
                                                            ------------  ------------  ------------

Cash flows from operating activities:
 Net loss                                                   $(3,033,814)   $(2,268,235)   $(7,151,377)
 Adjustments to reconcile  net loss to net cash
provided by (used in) operating activities:
   Depreciation and amortization                                 18,612        18,885        43,052
   Write-off assets in Beijing                                        -             -       187,500
   Write-off of pager inventory                                       -       136,620       136,620
   Issuance of stock for signing                                436,625             -
     bonus                                                      436,625
 Forgiveness of interest on shareholder's loan                   11,561        41,275        52,836
Compensation cost related to options granted                    112,500        18,750       131,250
 Issuance of stock for promotion and facilitation service       623,750             -       623,750
   Issuance of stock for payroll expense                        560,000         560,000           -
   Issuance of stock for merger transaction expenses            250,000             -       250,000
    Increase(decrease) in cash from changes in:
   Receivables                                                   (8,655)        8,655             -
   Pager inventory                                              (77,226)            -      (136,620)
   Deposits                                                           -        (5,376)      (19,897)
   Prepaids                                                      56,964       112,729       164,812
   Accounts payable                                             119,372       213,640       331,412
   Salaries payable - former                                    289,583       (25,934)      363,649
     CEO
   Salaries payable - other                                    (550,625)      531,250       557,250
   Accrued liabilities and
     income tax payable                                          14,076       106,388       132,322
                                                            ------------  ------------  ------------
Net cash used in operating activities                        (1,427,277)     (861,353)   (3,336,816)
                                                            ------------  ------------  ------------
Cash flows from investing activities:
 Purchase of furniture and equipment                             (3,528)            -       (64,336)
 Refund of purchase price on a piece of furniture                     -           500           500
                                                            ------------  ------------  ------------
Net cash provided by (used in) investing activities              (3,528)          500       (63,836)
                                                            ------------  ------------  ------------

                                   CBCOM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                            From Inception
                                                                          (April 23, 1997) to
                                               Year Ended December 31,        December 31,
                                              -------------------------
                                                  1998          1999            1999
                                               ------------  ------------  ------------
Cash flows from financing activities:
 Repayment of capital lease                               -           (71)          (71)
 Proceeds from shareholder
   loans                                          1,398,941       149,000     2,646,619
 Repayments to shareholders                        (130,437)       (7,566)     (226,261)
 Proceeds from related party loans                        -       157,184       157,184
 Proceeds from issuance of
   stock                                                875       354,150       855,025
                                               ------------  ------------  ------------
Net cash provided by financing
  activities                                      1,269,379       652,697     3,432,496
                                               ------------  ------------  ------------
Net increase (decrease) in cash and
  cash equivalents                                 (161,426)     (208,156)       31,844

Cash and cash equivalents, beginning of period            -       401,426       240,000
                                               ------------  ------------  ------------
Cash and cash equivalents, end of period       $     31,844  $    240,000  $     31,844
                                               ============  ============  ============
SUPPLEMENTARY INFORMATION:
Cash paid during the year:
 Interest                                      $      3,179  $      2,048  $      5,563
                                               ============  ============  ============
SUPPLEMENTAL DISCLOSURE OF
  NON - CASH ACTIVITIES:
 Issuance of stock to purchase
   selected assets in CBCom Beijing                       -             -       187,500
 Capital lease                                            -             -        32,504
 Issuance of stock for signing bonus                436,625             -       436,625
 Issuance of stock for prepaid                      312,500             -       312,500
   rents in Beijing
 Conversion of shareholder's loan                 1,760,000       648,370     2,408,370
 Issuance of stock for directors' compensation      560,000             -       560,000
 Issuance of stock for promotion                    623,750             -       623,750
   and facilitation service
 Issuance of stock for merger transaction expenses        -       250,000       250,000
 Deemed interest for Polmont                              -       220,000       220,000
 Forgiveness of interest accrued               $     11,561  $     34,876  $     46,437
                                               ============  ============  ============

                See accompanying summary of accounting policies
                       and notes to financial statements.

                                   CBCOM, INC.
                          (a development stage company)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1-BASIS OF PRESENTATION

BACKGROUND OF ORGANIZATION AND GOING CONCERN UNCERTAINTY

CBCom, Inc. ("the Company") was incorporated under the laws of the State of Delaware on April 23, 1997 and is registered to do business as a foreign corporation in the State of California. The strategic mission of the Company is to participate in the development of telecommunication, internet, and information service businesses in China. The Company was previously involved in the pager network business in China through transferring Western manufacturing technology and management resources to joint ventures established in China, however, these ventures were unsuccessful. The Company has incurred consecutive losses since inception.

The Company's headquarters is located in Encino, California. From August 1997 to the present, the Company has maintained a representative office in Beijing for the purpose of oversight of its China projects. From January 1998 to March 1999, the Company had a representative office in Shanghai for the purpose of developing its business relationship with Shanghai Stock Exchange Communication Co. Ltd. ("SSEC").

On January 31, 1999, the Company entered into a Memorandum of Understanding with SSEC and Shanghai Xingtong Telecommunication Science and Technology Co. Ltd. ("SXTST) to develop a financial data network in China through setting up an equity joint venture invested by these three parties. The main strategy is to make full usage of the existing capacity of VSAT satellite communication infrastructure owned by Shanghai Stock Exchange throughout China. The total capital required in that joint venture is currently estimated to be US$3,000,000. The Company will contribute 70% of that amount; SSEC, 20%; and SXTST, 10%. The joint venture has not yet been established as of March 10, 2000.

The Company has suffered losses since its inception in 1997 and had negative working capital in 1998 and 1999, respectively, that raises substantial doubt about its ability to continue as a going concern. Historically, one of the Company's directors and major shareholders provided the Company with substantial financing sources. The director has provided a letter of support indicating that he pledges to provide continuous financial support to enable the Company to satisfy its working capital requirements and to complete its commitments to the aforementioned Shanghai joint venture project on a going concern basis. While there is no assurance that funding will be available, the Company is continuing to actively seek funding to complete the Shanghai joint venture project through equity and/or debt financing. There is an uncertainty that management fund raising will be successful. The accompanying financial statements do not include any provisions or adjustments, which might result from the outcome of the uncertainty discussed above.

BASIS OF ACCOUNTING

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and are presented in U.S. dollars.

                                   CBCOM, INC.
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1-BASIS OF PRESENTATION (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORY

Inventory consists principally of pager parts and is stated at the lower of cost or market on a first-in first-out basis.

FURNITURE, FIXTURES AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed primarily using the estimated useful lives of the assets as follows:

                                                  Estimated
                                                 Useful Life
                                                  (in years)
                                                 ------------
Furniture and fixtures                                  7
Equipment                                               5

Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Additions and betterment to property and equipment are capitalized. When assets are disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of operations.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash, accounts payable, accrued expenses, and short-term loan payable are reasonable estimates of their fair value because of the short maturity of these items. The fair value of the long-term loan payable is estimated using a discounted cash flow analysis utilizing the market rate at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturity.

INCOME TAXES

The Company accounts for income taxes using the liability method, which requires an entity to recognize deferred tax liabilities and assets. Deferred income taxes are recognized based on the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements which will result in taxable or deductible amounts in future years. Further, the effects of enacted tax laws or rate changes are included as part of deferred tax expenses or benefits in the period that covers the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

ADOPTION OF SFAS NO. 121

The Company adopted the provisions of Statement of Financial Accounting Standards No. 121 (SFAS No. 121) "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires impairment losses to be recorded on long-lived assets being developed, based on fair value, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Examples of indicators of impairment include a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used or a significant adverse change in legal or business factors that could affect the value of an asset.

Management assessed the fair value of assets of $623,750 related to cost incurred for obtaining the license and contract with Shanghai Stock Exchange (see Note 4 for detail). As the chance of obtaining the license is uncertain, the fees paid for promotional services were expensed during 1998. In addition, management assessed the fair value of pager inventory as of December 31, 1999 and found that these pager inventories did not have any future economic benefits because development work has been completed and there are no current sales, therefore, decided to write the value of $136,620 off during 1999.

STOCK BASED COMPENSATION

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"), establishes a fair value method of accounting for stock-based compensation plans and for transactions in which a company acquires goods or services from non-employees in exchange for equity instruments. SFAS 123 also gives the option to account for stock-based employee compensation in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock issued to Employees," or SFAS 123. The Company elected to follow APB 25 which measures compensation cost for employee stock options as the excess, if any, of the fair market price of the Company's stock at the measurement date over the amount an employee must pay to acquire stock.

EARNINGS (LOSS) PER SHARE

Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). The statement replaces the calculation of primary and fully diluted earnings (loss) per share with basic and diluted earnings (loss) per share. Basic earnings (loss) per share includes no dilution and is computed by dividing income (loss) available to common shareholders by the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings (loss) per share. The 1,500,000 options and 1,250,000 options in 1998 and 1999 were not included in calculating weighted average outstanding shares as they have an anti-dilutive impact on loss per share.

                                   CBCOM, INC.
                          (a development stage company)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1-BASIS OF PRESENTATION (CONTINUED)

NEW ACCOUNTING STANDARD NOT ADOPTED YET

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on January 1, 2001 to affect its financial statements.

NOTE 2-FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consists of:
                                                         December 31,
                                                       1998         1999
                                                -------------  -------------
Furniture and fixtures                           $      7,716   $  7,216
Equipment                                              89,124     89,124
                                                -------------  -------------

                                                       96,840     96,340

Accumulated depreciation                              (24,167)   (43,052)
                                                -------------  -------------
Net                                              $     72,673   $ 53,288
                                                =============  =============
Depreciation expenses were $18,612 and $18,885 for the years ended December 31, 1998, and 1999.

Included in equipment are the following assets held under capital leases:
                                                       December 31,
                                                     1998         1999
                                                -------------  -------------
Equipment                                        $     32,504    $ 32,504

Accumulated depreciation                               (9,753)    (16,254)

Net                                              $     22,751    $ 16,250
                                                =============  =============

                                   CBCOM, INC.
                          (a development stage company)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 3-INCOME TAXES

The provision for income taxes consists of:       Year Ended December 31,
                                                ----------------------------
                                                     1998         1999
                                                -------------  -------------
Income tax provision (state)                      $    800     $    800
                                                -------------  -------------
                                                  $    800     $    800
                                                =============  =============
The components of the net deferred tax asset and liability are as follows:

                                                        December 31,
                                                ----------------------------
                                                     1998         1999
                                                -------------  -------------
Deferred tax assets:
 Net operating loss carryforwards                $  1,729,890   $  2,591,504
 Salary and bonus accrual                             179,333        330,653
 Capital loss carryforward                              7,198          7,198
                                                -------------  -------------
 Subtotal                                           1,916,421      2,929,355
 Valuation allowance                               (1,916,421)   $(2,929,355)
                                                -------------  -------------
 Net                                             $         -     $        -
                                                =============  =============
Management is unable to determine whether the realization of the net deferred tax asset is more likely than not to realize, therefore, a 100% valuation allowance has been established.

The Company had accumulated net operating losses of approximately $4,341,000, and $6,049,000 as of December 31, 1998 and 1999, respectively, for Federal and California state income tax purposes to offset future taxable income, if any, and expire at various dates through the year 2014 for federal income tax purposes and through the year 2004 for California state income tax purposes. However, the utilization of net operating losses may be subject to certain limitations as prescribed by Section 382 of the Internal Revenue Code. The Company has a capital loss carryforward of $17,994 which will expire in 2003.

NOTE 4-JOINT VENTURE PROJECTS

In October, 1997, CBCom, Inc. and Beijing Great Wall Century Communications Technology Company, Ltd., an established paging company in China, signed a twenty year joint venture contract to establish a Sino-U.S. equity joint venture company called GCC CBCom (Tianjin) Communications Company, Ltd. to build a nationwide paging network. CBCom, Inc. advanced $107,500 to the joint venture for organization costs and start-up costs. The joint venture has not commenced the nationwide paging network as of December 31, 1998 and the business license for GCC CBCom (Tianjin) has expired and has not been renewed. The Company has expensed $107,500 during 1998 and will decide at a later stage whether to reactivate GCC CBCom (Tianjin).

                                   CBCOM, INC.
                          (a development stage company)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 4-JOINT VENTURE PROJECTS

The Company signed a Memorandum of Understanding with Shanghai Stock Exchange Communication Co., a subsidiary of the Shanghai Stock Exchange on January 31, 1999. The purpose of the Memorandum of Understanding is to establish a Sino-U.S. equity joint venture company, in which CBCom, Inc. will hold 70% of the equity. The joint venture company will distribute real time stock and financial data in China using the satellite communications system owned by Shanghai Stock Exchange Communication Co. At a later time, the joint venture plans to create an Internet Service Provider (ISP) in China. The Company has incurred $250,000 in start-up expense which was expensed during 1998 and which could be credited toward its capital contribution to the joint venture company when the joint venture is completed.

PAGER INVENTORY

Pager inventory represent parts purchased to be used to manufacture the Microtron 2000 pager. The parts are already in the hands of the Company's contract manufacturer, Samjin, Ltd., a third party. As pagers are manufactured and sold, the cost of the parts already advanced will be charged to the cost of goods sold and will reduce the amount of cash necessary to pay for the manufactured pagers. Based on a review of the expected usage in the future, the Company wrote the $136,620 balance off during 1999.

LICENSES/CONTRACTS

In 1998, the Company issued 1,250,000 shares of common stock valued at $0.50 per share to Sinoway Limited for its services to obtain an exclusive license to use SSEC's VSAT satellite system and other telecommunication infrastructures and the name and logo, etc., of SSEC. Accordingly, the Company recognized a notional stock subscription receivable of $1,250 and promotion service for License and Contract of $623,750 in 1998. As the chance of obtaining the license is uncertain, the fees paid for promotional services were expensed during 1998.

NOTE 5-RELATED PARTY TRANSACTIONS

The Company's operations have been financed by capital injection from shareholders and loans from shareholders. On April 23, 1997, the first individual investor injected cash of $400,000 in exchange for 2,000,000 shares of common stock. Another investor promised to inject cash of $1,600,000. Both investors agreed that the $1,600,000 should be injected on an as-needed basis from June 15, 1997 forward and that the advance will be recorded as a loan from shareholder first and will be converted into common stock at a conversion price of $0.20 per share when the total amount reaches $1,600,000. If the other investor does not inject cash up to $1,600,000 by June 30, 1998, he would have had to accept the current private placement price when he converts his loan. The funds advanced by the other investor did not bear interest and had no stated maturity. On April 24, 1998, the other investor converted the outstanding loan of $1,600,000 into 8,000,000 shares of common stock. Thereafter, the other investor became the principal shareholder of the Company. After the conversion, the balance of loan payable to this shareholder was $43,956.

                                   CBCOM, INC.
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 5-RELATED PARTY TRANSACTIONS (CONTINUED)

On the same date, the principal shareholder and the Company entered into a promissory note (the Note), which specified that the principal shareholder will continue to provide funds to the Company on a going forward basis and that any balance of loan payable to the principal shareholder should be due on April 24, 2000 bearing an interest rate of 7% per annum. According to the Note, the lender has the option to convert his outstanding loan balance into the Company's common stock at a conversion price of $0.50 per share at any time prior to the maturity date. The Note also specified that the conversion price may be adjusted if the Company shall at any time undergo a stock split, stock dividend or other combination or subdivision that does not involve payment of consideration for such shares. As of December 31, 1998 and 1999, the principal shareholder waived his accrued interest receivable of $11,561 and $41,275, respectively.

From early October 1998 to early December of 1998, the principal shareholder converted $160,000 of shareholder loan into 320,000 shares of common stock in four tranches.

In November 1999, the principal shareholder converted $70,000 of shareholder loan into 140,000 shares of common stock at $0.50 per share.

On December 30, 1999, the Company issued 1,156,740 shares of common stock to convert the shareholder loan of $578,370 into equity at $0.50 per share in accordance with the terms specified in the Note.

Two other shareholders also advanced money to the Company in 1999. However, these advances did not bear interest and did not have a definite maturity date.

The Company also has loans from Polmont Ltd., an investment holding company registered in the British Virgin Islands, which is beneficially owned by the sister of the principal shareholder. The Company entered into an agreement with Polmont on March 27, 1999 whereby the Company shall repay the loan balance on a dollar-to-dollar basis to Polmont on or before March 26, 2002 for all amounts paid to a former CEO for compensation from the sale of security by an escrow agent, plus simple interest at 10% per annum on each amount advanced. Also, that agreement specified that the Company allows Polmont to convert the outstanding obligation, in whole or part, into common stock at a conversion price of $0.50 per share. Upon conversion, interest earned by Polmont on the amount(s) converted shall be waived by Polmont. In addition, the Company designated Polmont to purchase 500,000 shares of common stock owned by the former CEO at $30,000 in total after the repayment process is complete. See Note 6 for details. Due to the nature of this off-balance sheet financing, the Company recognized prepaid interest of $220,000 and the corresponding amount in additional paid-in capital and amortized the prepaid interest over the period of three years.

                                   CBCOM, INC.
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 5-RELATED PARTY TRANSACTIONS (CONTINUED)

The balance of loans payable to related parties is as follows:


                                Loans from      Loans from          %
                                Principal        Other         Loans from
                                Shareholder    Shareholders    Polmont Ltd.
                               ------------  ---------------  --------------
Balance at
  December 31, 1997               1,010,420               -                -

New borrowings                    1,398,941               -                -
Repayments including
  conversion to stock            (1,890,437)              -                -
                               ------------  ---------------  --------------
Balance at December 31, 1998        518,924               -                -

New borrowings                      136,900          12,100          157,184
Repayments including
  conversion to stock              (655,824)           (112)               -
                               ------------  ---------------  --------------
Balance at December 31, 1999   $          -   $      11,988   $      157,184
                               =============  ==============  ==============



The minimum future cash payments for the above loans as of December 31, 1999 are as follows:

Maturity at December 31,    Amount
                           --------
 2000                      $ 11,988
 2001                             -
 2002                       157,184
                           --------

 Total principal payments  $169,172
                           ========

                                   CBCOM, INC.
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 6-COMMITMENTS AND CONTINGENCIES

OPERATING LEASES


The Company leases its facilities in the U.S. under a non-cancelable operating lease which expires August 31, 2002. The Company also leases equipment under a non-cancelable capital lease which expires June 2000. Future minimum annual lease payments as of December 31, 1999 are as follows:

Year ending December 31,   Capital Leases        Operating Leases
                          ------------------  -------------------
       2000                    $  36,693           $ 172,454
       2001                            -             172,454
       2002                            -             114,970
   Less:  interest                (4,260)                 -
                          ------------------  -------------------
   Total lease payments        $  32,433           $ 459,878
                          ==================  ===================


The Company sublet a portion of the its facility and offset rent expense in 1998 and 1999. The net rental expense is presented as follows:

                                                        Year ended December 31,
                                                        ----------------------
                                                           1998       1999
                                                         ---------  ---------
Gross rental expense (including rent in Beijing, China)  $224,537   $241,927

Sublet rental income                                      (67,230)   (92,302)
                                                         ---------  ---------
Net rental expense                                       $157,307   $149,625
                                                         =========  =========


The Company leases its facilities in Beijing under a five year non-cancelable operating lease which expires February 28, 2003. The Company issued 625,000 shares of common stock in exchange for $312,500 of rent. The Company amortizes the prepaid rent at the rate of $5,208 per month. The balance of prepaid rent is $197,917 at December 31, 1999.

On August 30, 1999, a law suit was filed in the Superior Court of the State of California against the Company and its officers by Com VU Corporation, a Delaware corporation, based on an alleged breach of a prior agreement between CBCom and Com VU. The parties entered into a merger agreement on March 26, 1999, which merger was never effected. Com VU is alleging that the Company failed to consummate the merger by failure to use its best efforts to effect it, failed to pay $50,000 in outstanding debts to two shareholders on behalf of Com Vu,

                                   CBCOM, INC.
                          (a development stage company)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 6-COMMITMENTS AND CONTINGENCIES (CONTINUED)

terminated the agreement improperly and breached a covenant of good faith. Com Vu is requesting payment of the $50,000 plus losses of approximately $15,000 in expenses and costs. The management is unable to estimate the pending result.

EMPLOYMENT AGREEMENTS

The Company had a five-year employment agreement starting from May 17, 1997 with the former CEO who left the Company in January 1999. He filed a lawsuit against the Company for the unpaid compensation of $520,833 through May 17, 1999 plus $30,000 for repurchasing the shares currently owned by him and the relevant compensation remaining on his employment agreement. In accordance with the employment agreement, the former CEO's annual base salary and bonus were guaranteed up to May 15, 1999 by 800,000 shares of a publicly traded company's common stock in an escrow account, which were owned by Polmont Investment Limited.

On January 21, 1999, the Company entered into a settlement agreement with the former CEO as follows: (1) the delayed compensation of $520,833 would be paid by the proceeds from the sale of the asset held in the escrow account; and (2) both parties agreed to submit any remaining compensation claims to binding arbitration. To the extent that the former CEO wins an award in excess of $550,833, he will be authorized to sell remaining shares in the escrow account to the extent of 3,500 shares per day; and (3) the former CEO agreed to look solely to the escrowed shares for his satisfaction of his claim in this lawsuit, waive any claim for damages in excess of their value, and generally release all parties to this lawsuit, such release being subject to the performance of the obligations of the related defendants. As of December 31, 1999, the escrow has sold 130,000 shares for proceeds of $157,184, accordingly the amount due to the former CEO was reduced to $363,649.

Based upon the above settlement agreement, the Company understands that the total obligation to Polmont will depend on the market value of these shares remaining in the escrow account (See Note 5 for reference). As of December 31, 1999, there were 670,000 shares remaining in the escrow account with a market price of $1.8125. According to the agreement between the Company and Polmont, the Company will recognize the corresponding loan payable to Polmont as shares are sold and the proceeds are used to settle its obligation to the former CEO.

NOTE  7-EQUITY  TRANSACTIONS

On January 1, 1998 the Company issued 500,000, 250,000, and 125,000 (a total of 875,000) shares of common stock to its CEO, CFO, and chief engineer, respectively, at $.001 per share as signing bonus for their services from inception to September 30, 1999 with the Company. The Company received proceeds of $875 and recognized compensation cost of $436,625, based on a fair value of $.50 per share.

                                   CBCOM, INC.
                          (a development stage company)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 7-EQUITY TRANSACTIONS (CONTINUED)

On March 1, 1998, the Company issued 625,000 shares of common stock at $0.50 per share in exchange for the future rent in its Beijing representative office for the next five years. The prepaid rental of $312,500 will be amortized over the next five years.

On April 24, 1998, the Company issued 8,000,000 shares of common stock at $0.20 per share to convert a shareholder loan of $1,600,000. This conversion price was specified on August 31, 1997 between the original founders and the Company. The shareholder loan was made to the Company from time to time on an as-needed basis from June 15, 1997 to April 24, 1999 and was not converted into common stock until the shareholder loan totaled $1,600,000.

From early October to early December 1998, the principal shareholder converted $160,000 of shareholder loan into 320,000 shares of common stock at $0.50 per share in four tranches.

On December 31, 1998, the Company issued 400,000, 400,000, and 320,000 (a total of 1,120,000) shares of common stock at $0.50 per share to three directors as their employment compensation of $200,000, $200,000, and $160,000, respectively, for four months in 1997 (recognized in 1997) and the year of 1998 in accordance with their respective employment agreement.

On December 31, 1998, the Company issued 1,250,000 shares of common stock at $0.001 per share in exchange for the promotion and facilitation services provided by Sinoway Limited (Sinoway) registered in the British Virgin Islands with a corporate office in Hong Kong, which is an affiliate company of Shanghai Stock Exchange Communication Co. Ltd. Sinoway promised to obtain exclusive licenses to use VSAT satellite systems owned by SSE and the logo and name of SSE. Sinoway agreed to pay $0.001 per share for these 1,250,000 shares of common stock. Accordingly, the Company recognized a notional stock subscription of $1,250 and a promotion expense for the License/Contract of $623,750. If these licenses were obtained, the cost would be amortized over the life of joint venture with SSEC and SXTST. However, the effectiveness of this issuance depends on the success of setting up the equity joint venture among the Company, SSEC, and SXTST and obtaining the exclusive licenses. On June 30, 2000, if the joint venture has not been set up and exclusive licenses to use the satellite communication network owned by Shanghai Stock Exchange and use the logo and name of Shanghai Stock Exchange have not been obtained, the issuance of stock could be canceled. As of March 10, 2000, the license has not been obtained.

1999

On February 1, 1999, the Company conducted a private placement to issue 600,000 warrants at $0.25 per warrant in four tranches to an existing shareholder and received total proceeds of $135,000, net of a finders fee of $15,000. Each warrant carries an exercise price of $0.25 per share and allows each holder of warrant to exercise any time on or before January 31, 2004. Accordingly, the Company reserved 600,000 shares of common stock for these warrants.

                                   CBCOM, INC.
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 7-EQUITY TRANSACTIONS (CONTINUED)

On March 27, 1999, the Company recognized deferred interest of $220,000 as a result that Polmont Ltd. was designated to purchase 500,000 shares of the Company's stock from the former CEO as part of a settlement for a total of $30,000 whereas the fair value of stock was at $0.50 per share at that date.

Therefore, the Company recognized $220,000 of prepaid interest and will amortize this $220,000 over the period of three years. See Note 5 for more information.

On May 10, 1999, the Company conducted a private placement to issue 100,000 shares of common stock at $0.50 per share to an accredited investor and received total proceeds of 45,000, net of a finders fee of $5,000.

From May 14 to June 4, 1999 the Company conducted a private placement to issue 45,000 shares of common stock at $1.00 per share in three tranches to an individual investor and one corporate investor and received total proceeds of $40,500, net of a finders fee of $4,500.

On June 22, 1999, the Company issued 40,000 shares of common stock at $0.50 per share to an existing shareholder. Consequently, the Company received total proceeds of $18,000, net of a finders fee of $2,000. The amount recorded by the Company includes deducting $0.50 per share for her service as a part of fund raising cost.

In August 1999, the Company conducted a private placement to issue 23,000 shares of common stock at $1.00 per share in three tranches to two individual investors and received total proceeds of $20,700, net of a finders fee of $2,300.

On August 25, 1999, the Company issued 30,000 shares of common stock at $0.50 per to an existing shareholder. Consequently, the Company received total proceeds of $13,500, net of a finders fee of $1,500. The amount recorded by the Company includes deducting $0.50 per share for her service as a part of fund raising cost.

On August 26, 1999, the Company conducted a Regulation D, Rule 506 offering to issue 50,000 shares of common stock at par value of $0.001 per share to 300 shareholders through an off-shore investment company in order to satisfy its goal to be listed on the NASDAQ OTC Bulletin Board. On December 22, 1999, the Company completed the offering, issued 50,000 shares of common stock, and recognized a merger transaction expense of $49,950. The $50 cash was received subsequent to December 31, 1999.

On September 15, 1999, the Company conducted a private placement to issue 20,000 shares of common stock at $1.00 per share to two individual investors. Consequently, the Company received total proceeds of $18,000, net of a finders fee of $2,000.

                                   CBCOM, INC.
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 7-EQUITY TRANSACTIONS (CONTINUED)

On September 24, 1999, the Company issued 30,000 shares of common stock at $0.50 per share to an existing shareholder to reward her effort to introduce new potential investors to the Company. Consequently, the Company received total proceeds of $13,500, net of a finders fee of $1,500. The amount recorded by the Company includes deducting $0.50 per share for her service as a part of fund raising cost.

On September 24, 1999, the Company entered into a merger agreement with Abbacy Corporation (a public shell company), to acquire 100% of its equity. On October 8, 1999, the Board of Directors and the majority shareholders of the constituent corporations approved the merger.

In accordance with the merger agreement, Abbacy filed a Form 8-K on October 19, 1999 with the SEC to indicate that CBCom, Inc. would be the successor of the reporting entity in accordance with the rule 12 (g) 3 in 1994 Act.

On November 1, 1999, the principal shareholder converted $70,000 of shareholder loan into 140,000 shares of common stock at $0.50 per share.

On December 22, 1999 the Company issued 250,000 shares of common stock valued at $1.00 per share to the sole shareholder of Abbacy in exchange for 100% of its equity interest. Accordingly, the Company recognized $250,000 of merger expense. In addition, the Company incurred approximately $100,000 legal expense related to this merger transaction. Abbacy would be dissolved subsequent to December 31, 1999.

On December 30, 1999, the Company issued 1,156,740 shares of common stock to convert the shareholder loan of $578,370 into equity at $0.50 per share in accordance with the terms specified in the Note. See Note 5 for reference.

NOTE 8 - STOCK OPTIONS

The Company adopted a stock option plan (the Plan), which includes non-qualified stock options and incentive stock options for its employees officers and directors.

The stock option plan authorizes the granting of options to purchase up to an aggregate maximum of 2,500,000 shares of common stock. Under the incentive stock option plan, the exercise price shall not be less than 100% of the fair market value of common stock on the date of grant. If an incentive option is granted to an employee who at the time of grant owns more than 10% of the total combined voting power of all classes of capital stock of the Company, the option exercise price shall be at least 110% of the fair market value of common stock on the date of grant.

                                  CBCOM, INC.
                          (a development stage company)
                          NOTES TO FINANCIAL STATEMENTS
NOTE 8 - STOCK OPTIONS (CONTINUED)

Under the non-qualified stock option plan, the exercise price shall not be less than 85% of the fair market value of common stock on the date of grant. Each option under the plan shall become exercisable over a period not to exceed ten years.

During the year ended December 31, 1998, the Company issued 1,500,000 non-qualified stock options at an exercise price of $0.425. These options become exercisable over a period of one year and can be exercised for a period of five to ten years. The 1,500,000 non-qualified stock options included 500,000 options issued to the former CEO which were cancelled in January, 1999. During the year ended December 31, 1999, the Company issued 250,000 non-qualified stock options at an exercise price of $0.425, which was 85% of the market price at grant date. These options become exercisable over a period of two years and can be exercised for a period of ten years.

The Company applies APB Opinion No. 25 in accounting for its Plan. During the years ended December 31, 1998 and 1999, the options granted under the non-qualified plan were at an exercise price below the fair market value. In accordance with APB Opinion No. 25, the Company has recorded compensation expense of $112,500 and $18,750, respectively.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amount indicated below:

                Year ending December 31,
                ------------------------
                    1998       1999
                  --------    ------
Net loss:
   As reported   $ (3,033,814) $ (2,268,235)
   Pro forma     $ (3,273,937) $ (2,568,971)
Loss per share:
   As reported   $ (0.30)      $ (0.15)
   Pro forma     $ (0.33)      $ (0.17)
A summary of changes in stock options during each year is presented below:

                                          ------------------------December 31,----------------------
                                                      1998                              1999
                                          ---------------------------   ----------------------------
                                                     Weighted Average              Weighted  Average
                                          Shares      Exercise Price     Shares       Exercise Price
                                          ---------  ----------------  ----------  -----------------
Options outstanding at beginning of year         -         $     -     1,500,000         $ 0.43
Options   granted                        1,500,000            0.43       250,000           0.43
Options cancelled                                -               -      (500,000)             -
Options exercised                                -               -             -           0.43
                                         ---------         -------     ---------         ------
Options at end of year                   1,500,000         $  0.43     1,250,000         $ 0.43
                                         =========         =======     =========         ======
Options and warrants exercisable           750,000            0.43     1,125,000           0.43
         at end of  year                 =========         =======     =========         ======
Weighted-average fair value of options                     $  0.39                       $ 0.41
         granted during the year                           =======                       ======

                                   CBCOM, INC.
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE  8  -  STOCK  OPTIONS  (CONTINUED)

The following table summarizes information about the stock options outstanding at December 31, 1999.

                          Options Outstanding       Options Exercisable
                 ---------------------------------- --------------------
                               Weighted
                                Average    Weighted             Weighted
                               Remaining   Average              Average
                    Number    Contractual  Exercise  Number     Exercise
Exercise Price   Outstanding  Life (Years)  Price   Exercisable  Price
                 -----------  ------------  ------  -----------  ------
$0.43              1,250,000          7.92  $ 0.43    1,125,000  $ 0.43
                 ===========  ============  ======  ===========  ======


The fair value of the stock options granted during 1998 and 1999 was $588,916 and $102,616, respectively, on the date of grant using the Black Scholes option-pricing model. The weighted-average assumptions used were as follows:

                                  Year ended December 31,
                                  -----------------------
                                     1998         1999
                                 ------------  -----------
Discount rate - bond yield rate  4.51 - 4.82%        4.67%

Volatility                                72%          72%

Expected life                     5-10 years   5-10 years

Expected dividend yield                    -            -
                                 ============  ===========

                                   CBCOM, INC.
                          (a development stage company)

                                 BALANCE SHEETS
                                                   December    September 30,
                                                   31, 1999         2000
                                                -------------- ---------------
                                                                (Unaudited)
Assets

Current assets:
   Cash                                      $        31,844   $          8,594
   Prepaid expenses                                    4,771                  -
                                              --------------    ---------------
Total current assets                                  36,615              8,594
                                              --------------    ---------------
Property, plant and equipment, net                    53,288             39,125

Other assets:
   Deposit                                            19,897             29,722
   Prepaid interest                                  165,000            110,001
   Prepaid rent in Beijing representation office     197,917            151,041
                                              --------------    ---------------
Total other assets                                   382,814            290,764
                                              --------------    ---------------
Total assets                                 $       472,717   $        338,483
                                              --------------    ---------------
Liabilities and Shareholders' Deficit

Current liabilities:
  Accounts payable                           $       331,412   $        301,010
  Salaries payable - Former CEO                      363,649                  -
   Salaries payable - other                          557,250            648,887
  Accrued expenses                                   129,922            152,896
  Income tax payable                                   2,400              2,400
  Capital lease obligation - current                  32,433             32,433
   Loan payable - shareholders                        11,988            126,018
                                              --------------    ---------------
Total current liabilities                          1,429,054          1,263,644

Loan from related party                              157,184          1,172,446
                                              --------------    ---------------
Total liabilities                                  1,586,238          2,436,090

Shareholders' Deficit
  Common stock; par value $0.001 per share,
    100,000,000 shares authorized, 17,212,240         17,212             17,998
    and 17,997,740 shares issued and
    outstanding, respectively
   Additional paid-in capital                      6,021,944          6,548,125
   Subscription receivable                            (1,300)            (1,250)
   Accumulated deficit                            (7,151,377)        (8,662,480)
                                              --------------    ---------------
Total shareholders' deficit                       (1,113,521)        (2,097,607)
                                              --------------    ---------------
Total liabilities and shareholders' deficit  $       472,717   $        338,483
                                              --------------    ---------------
                See accompanying notes to financial statements.

                                   CBCOM, INC.
                          (a development stage company)

                            STATEMENTS OF OPERATIONS

                                                                                                           From
                                                                                                         Inception
                                                                                                        (April 23,
                                                                                                           1997)
                                             Three Months Ended Sept.      Nine Months Ended Sept      to Sept. 30,
                                                        30,                          30,
                                             --------------------------   --------------------------
                                                1999           2000          1999          2000            2000
                                             -----------    -----------   -----------   ------------   --------------
                                             (Unaudited)    (Unaudited)   (Unaudited)   (Unaudited)     (Unaudited)

Net sales                                  $          -   $          -  $          -  $           -  $             -

Cost of sales                                         -              -             -              -                -
                                             -----------    -----------   -----------   ------------   --------------

Gross profit                                          -              -             -              -                -

Selling expense                                       -              -             -              -                -

General and administrative expense              941,470        898,790     1,508,775      1,426,037        8,046,640

Merger transaction expense                            -              -       149,950              -          399,950
                                             -----------    -----------   -----------   ------------   --------------

Loss from operations                           (941,470 )     (898,790 )  (1,658,725 )   (1,426,037 )     (8,446,590 )

Other income (expense):
   Interest expense, net                        (18,333 )      (38,936 )     (72,665 )      (85,066 )       (207,935 )
   Other, net                                     6,500              -        10,905              -           (5,555 )
                                             -----------    -----------   -----------   ------------   --------------

Loss before income taxes                       (953,303 )     (937,726 )  (1,720,485 )   (1,511,103 )     (8,660,080 )

Income tax provision                                  -              -           800              -            2,400
                                             -----------    -----------   -----------   ------------   --------------

Net loss                                   $   (953,303 ) $    (937,726)$ (1,721,285 )$  (1,511,103 )$    (8,662,480 )

                                             ===========    ===========   ===========   ============   ==============

Weighted average number of common shares     15,327,500     17,997,740    15,425,353     17,213,982
   outstanding
                                             ===========    ===========   ===========   ============

Basic and diluted loss per share           $      (0.06 ) $       (.05 )$      (0.11 )$       (0.09 )

                                             ===========    ===========   ===========   ============

                See accompanying notes to financial statements.

                                   CBCOM, INC.
                          (a development stage company)
                            STATEMENTS OF CASH FLOWS
                Increase (Decrease) in Cash and Cash Equivalents

                                                                                                      From Inception
                                                                                                      (April 23, 1997)
                                                                   Nine Months Ended Sept. 30,         to Sept. 30,
                                                                 ---------------------------------   ------------------
                                                                     1999               2000               2000
                                                                 --------------     --------------    ----------------
                                                                  (Unaudited)        (Unaudited)        (Unaudited)
Cash flows from operating activities:
   Net loss                                                    $    (1,721,275 )  $    (1,511,103 ) $      (8,662,480 )
   Adjustments to reconcile net loss to net
       cash used in operating activities:
     Depreciation and amortization                                      14,164             61,038             104,090
     Write-off assets in Beijing                                             -                  -             187,500
     Write-off of pager inventory                                      136,620                  -             136,620
     Issuance of stock for signing bonus                                     -                  -             436,625
     Forgiveness of interest on shareholder's loan                      34,876             30,067              82,903
     Amortization of prepaid interest                                   36,667             54,999              54,999
     Compensation cost related to options granted                       18,750                  -             131,250
     Issuance of stock for promotion and facilitation service                -                  -             623,750
     Issuance of stock for payroll expense                                   -                  -             560,000
     Issuance of stock for merger transaction expenses                       -                  -             250,000
     Increase(decrease) in cash from changes in:
       Receivables                                                       8,655                  -                   -
       Pager inventory                                                       -                  -            (136,620 )
       Deposits                                                             25             (9,825 )           (29,722 )
       Prepaids                                                         46,875              4,771             169,583
       Accounts payable                                                216,129            (30,402 )           301,010
       Salaries payable - former CEO                                   (25,934 )         (363,649 )                 -
       Salaries payable - other                                        418,501            318,137             875,387
       Accrued liabilities and income tax payable                      107,102             22,973             155,295
                                                                 --------------     --------------    ----------------
Net cash used in operating activities                                 (708,845 )       (1,422,994 )        (4,759,810 )
                                                                 --------------     --------------    ----------------
Cash flows from investing activities:
   Purchase of furniture and equipment                                       -                  -             (64,336 )
   Refund of purchase price on a piece of furniture                        500                  -                 500
                                                                 --------------     --------------    ----------------
Net cash provided by investing activities                                    -                  -             (63,836 )
                                                                 --------------     --------------    ----------------
Cash flows from financing activities:
   Repayment of capital lease                                              (71 )                -                 (71 )
   Proceeds from related party                                         157,184          1,129,294           1,286,478
   Repayments of related party loans                                    (7,516 )                -            (266,261 )
   Proceeds from issuance of stock and warrants                        304,200                 50             855,125
   Proceeds from stockholder loans                                      25,000            270,400           2,917,019
                                                                 --------------     --------------    ----------------

                                   CBCOM, INC.
                          (a development stage company)
                            STATEMENTS OF CASH FLOWS
                Increase (Decrease) in Cash and Cash Equivalents

                                                                                                      From Inception
                                                                                                      (April 23, 1997)
                                                                   Nine Months Ended Sept. 30,         to Sept. 30,
                                                                 ---------------------------------   ------------------
                                                                     1999               2000               2000
                                                                 --------------     --------------    ----------------
                                                                  (Unaudited)        (Unaudited)        (Unaudited)

Net cash provided by financing activities                              478,797          1,399,744           4,832,240
                                                                 --------------     --------------    ----------------
Net increase (decrease) in cash and cash equivalents                  (229,548 )          (23,250 )             8,594

Cash and cash equivalents, beginning of period                         240,000             31,844                   -
                                                                 --------------     --------------    ----------------
Cash and cash equivalents, end of period                       $        10,452    $         8,594   $           8,594
                                                                 ==============     ==============    ================
Supplementary information
Cash paid during the year:
     Interest                                                  $             -    $             -   $           5,563
                                                                 ==============     ==============    ================
Supplemental disclosure of non - cash activities
   Issuance of stock to purchase selected assets in CBCom                    -                  -             187,500
     Beijing
   Capital lease                                                             -                  -              32,504
   Issuance of stock for signing bonus                                       -                  -             436,625
   Issuance of stock for prepaid rents in Beijing                            -                  -             312,500
   Conversion of shareholder's loan                                          -            270,400           2,682,370
   Issuance of stock for directors' compensation                             -                  -             560,000
   Issuance of stock for promotion and facilitation service                  -                  -             623,750
   Issuance of stock for merger transaction expenses                         -                  -             250,000
   Deemed interest for Polmont                                               -                  -             220,000
   Forgiveness of interest accrued                                                              -              46,437
   Conversion of accrued salary payable into common stock      $             -    $       226,500   $         226,500
                                                                 ==============     ==============    ================








                See accompanying notes to financial statements.

                                   CBCOM, INC.
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS


(Information as of September 30, 2000 and for the nine months ended September 30, 1999 and 2000, respectively, is unaudited)

NOTE 1-THE ORGANIZATION AND BUSINESS

CBCom, Inc. ("the Company") was incorporated under the laws of the State of Delaware on April 23, 1997 and is registered to do business as a foreign corporation in the State of California. The strategic mission of the Company is to participate in the development of telecommunication, Internet, and information service businesses in the People's Republic of China. The Company will seek to acquire existing Internet Service Providers (ISP) and web based Internet content providers (ICP) and operates through a series of Sino-foreign joint venture companies. The Company previously established a joint venture in order to operate in the pager network business in China; however, this venture was closed due to the inability at that time to raise sufficient capital.

The Company incurred consecutive losses in 1997, 1998, and 1999 and for the first 3 quarters of 2000 and had negative working capital in 1998, 1999 and 2000 respectively, that raises substantial doubt about its ability to continue as a going concern. Historically, one of the Company's directors and major shareholders provided the Company with substantial financing sources. The director has provided a letter of support indicating that he pledges to provide continuous financial support to enable the Company to satisfy its working capital requirements and to complete its commitments to the Company's joint venture projects on a going concern basis. While there is no assurance that funding will be available, the Company is continuing to actively seek funding to complete the Shanghai joint venture project through equity and/or debt financing. There is an uncertainty that management fund raising will be successful. The accompanying financial statements do not include any provisions or adjustments, which might result from the outcome of the uncertainty discussed above.

NOTE 2-PRESENTATION OF INTERIM INFORMATION

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Item 310 of regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accompanying unaudited financial statements reflect all adjustments that, in the opinion of the management, are considered necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. The results of operations for such periods are not necessarily indicative of the results expected for the full fiscal year or for any future period. The accompanying financial statements should be read in conjunction with the audited consolidated financial statements of the Company included in the Company's Form 10-KSB for the year ended December 31, 1999.

                                   CBCOM, INC.
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 3-RELATED PARTY TRANSACTIONS

Loan from Polmont and Employment Agreement Dispute

The Company had a five-year employment agreement starting from May 17, 1997 with the former CEO who left the Company in January 1999. He filed a lawsuit against the Company for the unpaid compensation of $520,833 through May 17, 1999 plus $30,000 for repurchasing the shares currently owned by him and the relevant compensation remaining on his employment agreement. In accordance with the employment agreement, the former CEO's annual base salary and bonus were guaranteed up to May 15, 1999 by 800,000 shares of a publicly traded company's common stock in an escrow account, which were owned by Polmont Investment Limited.

On January 21, 1999, the Company entered into a settlement agreement with the former CEO as follows: (1) the delayed compensation of $520,833 would be paid by the proceeds from the sale of the asset held in the escrow account plus $30,000 for the repurchase of his CBCom Common Stock; and (2) both parties agreed to submit any remaining compensation claims to binding arbitration. To the extent that the former CEO wins an award in excess of $550,833, he will be authorized to sell remaining shares in the escrow account to the extent of 3,500 shares per day; and (3) the former CEO agreed to look solely to the escrowed shares for his satisfaction of his claim in this lawsuit, waive any claim for damages in excess of their value, and generally release all parties to this lawsuit, such release being subject to the performance of the obligations of the related defendants.

As of June 30, 2000, the escrow has sold 250,000 shares and the former CEO had received the entire compensation of $520,833 plus $16,407 towards the purchase of his Common Stock.

As of September 30, 2000, all parties have signed a settlement agreement. The former CEO would accept an additional 190,000 shares held in the escrow as full and final settlement for all claims. As of September 1, 2000, the date of delivery of the shares, the estimated value of these shares was $629,375. As part of the agreement any title or interest the former CEO had in the Company's stock or options would be transferred back to the Company. According to the agreement between the Company and Polmont, the Company has recognized the corresponding loan payable to Polmont as shares were sold and the proceeds were used to settle its obligation to the former CEO. As of result of the above settlement with the former CEO, the total loan from Polmont was increased to $1,172,446. Polmont agreed to waive its accrued interest of $18,941 as of September 3, 2000.

Shareholder loans

During the nine months ended September 30, 2000, the principal shareholder of the Company provided $384,430 in cash to fund the Company's operations.

                                   CBCOM, INC.
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS

According to the agreement between the principal shareholder and the Company, the principal shareholder will continue to provide funds to the Company on a going forward basis and that any balance of loan payable to the principal shareholder should be due on April 23, 2000 bearing an interest rate of 7% per annum. According to the agreement, the principal shareholder has the option to convert his outstanding loan balance into the Company's common stock at a conversion price of $0.50 per share at any time prior to April 23rd, the maturity date of the loan. On April 24, 2000 the Company extended the note between the Company and the principal shareholder for one additional year to April 24, 2001. The principal shareholder retains the option to convert his outstanding loan balance into the Company's Common Stock; however, the conversion price for all loans advanced after April 24, 2000 will be $1.00 per share.

The agreement also specified that the conversion price may be adjusted if the Company shall at any time undergo a stock split, stock dividend or other combination or subdivision that does not involve payment of consideration for such shares. As of September 30, 2000, the principal shareholder waived his accrued interest receivable of $11,125.

NOTE 4-SUBSEQUENT EVENTS

The Company filed Form 211 with the NASD to initiate a listing on the OTC Bulletin Board and is awaiting notification.

                                    PART III

Item 1. Index to Exhibits.

EXHIBIT NO.   DESCRIPTION OF EXHIBIT                          MANNER OF FILING

1.1 Agreement and Plan of Merger and amendment thereto between Abbacy Corporation and
              CBCom, Inc. dated September 24, 1999

1.2           Certificate of Incorporation of CBCom, Inc. and amendments

1.3           By-Laws of CBCom, Inc.

10.1          CBCom, Inc. 1998 Stock Option Plan

10.3          Convertible Promissory Note, due May 31, 2002 between CBCom,
              Inc. and Max Sun

10.4 Memorandum of Understanding between CBCom, Inc., Shanghai Stock Exchange Communications Co. and Shanghai Xingtong
              Telecommunications Science and Technology, Ltd.

10.5 Office Lease between Cornerstone Suburban Office, L.P. and CBCom, Inc. dated January 1, 2000

10.7          Letter of Agreement between Polmont Investment Limited and
              CBCom, Inc., dated March 27, 1999 regarding loan of securities as collateral for the employment agreement of Bernard Luskin.

10.8          Agreement between Sinoway Co., Ltd., and CBCom, Inc.

27            Financial Data Schedule

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              CBCom, Inc.
                                              Registrant


Date: December  8  , 2000                     /s/  Max Sun
              -----                           ---------------------------
                                              By:  Max Sun
                                             Its: President